2Q23 Highlights

Adjusted EBITDA of BRL 1.3 billion in 2Q23, BRL 2.9 billion in 1H23 and Reported net income of BRL 308 million in 2Q23 everage of 2.5x EBITDA and operating cash generation of BRL 1.5 billion in 2Q23 (+3.1% vs. 2Q22)

Copel Distribuição Tariff Adjustment - Average Effect 10.50% as of June 24, 2023

Readjustment of RAPs for the 23/24 cycle to BRL 1.56 billion as of July 1, 2023

Copel Distribuição's regulatory efficiency of 16.4% adjusted EBITDA LTM

Results Webcast

August, 15, 2023 | 14h BRT/1:00p.m. EST

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RESULTS | 2Q23	1

List of contents

1. Consolidated Results	3
1.1 EBITDA	3
1.2 Operating Revenue	4
1.3 Operational Costs and Expenses	5
1.3.1 Provision for allocation of PIS and Cofins credits	6
1.4 Equity in Earnings of Subsidiaries	7
1.5 Financial Results	7
1.6 Consolidated Net Income	7
1.7 Debt	7
2. Investment	9
2.1 Investment Policy	9
2.2 Investment Program	9
3. Copel Geração e Transmissão	10
3.1 Financial Performance	10
3.1.1 IFRS effect in the Transmission segment	11
3.2 Operacional Performance	12
3.2.1 Generation	12
3.2.2 Hydro and Wind Generation	12
3.2.3 Thermal Generation	13

3.3 Transmission	14
3.3.1 RBSE Reprofiling	14
4. Copel Distribuição	15
4.1 Financial Performance	15
4.1.1 Regulatory Efficiency	16
4.2 Operational Performance	16
4.2.1 Grid Market (TUSD)	16
4.2.2 Captive Market	17
4.2.3 Concession Agreement	17
4.2.4 Investment and Operational Data	18
5. Copel Mercado Livre	20
5.1 Financial Performance	20
5.2 Operational Performance	21
6. ESG Performance	22
6.1 Copel pioneers in ESG in the sector	22
6.2 Recent Highlights	22
6.3 Indicators	23
6.4 Ratings, Rankings, and Indexes	23
7. Other highlights	24

List oh Exhibits

RESULTS | 2Q23	2

1. Consolidated

Results

The accumulated in the first half, compared to the same period of 2022.

1.1 EBITDA

Adjusted EBITDA (excluding non-recurring items) reached R$1,279.8 million, 14.7% lower than the R$1,499.5 million recorded in 2Q22, mainly reflecting the lower remuneration on transmission assets, partially offset, for the better result of Copel da Distribuição, for the better performance of existing wind farms and for the start-up of new generation assets (wind farms Jandaíra, Aventura and SRMN). Disregarding the equity result, Adjusted EBITDA decreased by 6.5% in 2Q23 compared to 2Q22.

The main factors explaining the result are:

(i)        decrease of R$135.7 million in equity income and a 35.8% decrease (-R$118.5 million) in Copel GeT's electricity network availability revenue, mainly due to the lower inflation in the period (IPCA of 0.76% in 2Q23 against 2.22% in 2Q22) affecting the remuneration of transmission contract assets and the registration of R$ 30.4 million (gain for efficiency) in the remuneration of subsidiaries Costa Oeste and Marumbi in 2Q22, through the tariff review process; and

(ii)       an increase of R$24.0 million in provisions and reversals (in recurring terms), mainly due to the provision of R$16.8 million related to regulatory litigation within the scope of Copel GeT involving the calculation methodology of the Mechanism of Compensation of Surpluses and Deficits (MCSD).

These events were partially offset, mainly:

(i)	by the better performance of Copel Distribuição (adjusted EBITDA of R$438.0 million in 2Q23, against R$337.1 million in 2Q22), mainly due to the growth of 2.0% of the wire market in the period (considering compensated energy from Distributed Mini and Micro Generation – MMGD) and the tariff readjustment, which had an average effect of 16.5% on the tariffs for the use of the distribution system (TUSD); and
(ii)	the better result of the wind generation assets, mainly explained by (a) the generation of the Aventura and Santa Rosa & Mundo Novo Complexes acquired on January 30; (b) the commercial start-up of the Jandaíra Complex in October 2022; and (c) for the better performance of the wind complexes operated by the company (+R$ 4.2 million of adjusted EBITDA), due to the higher generation in the period (475 GWh in 2Q23 against 437 GWh in 2Q22, net of losses and differences); and (iii) the increase in Copel Mercado Livre's results, with an increase of R$11.3 million in adjusted EBITDA, essentially justified by the better sales margin.

Adjusted Consolidated EBITDA

The non-recurring items that were neutralized for calculating the adjusted EBITDA are shown in the table below:

RESULTS | 2Q23	3

In 2Q23, the following non-recurring items were recorded: (i) impairment of generation assets in the amount of R$149.1 million, essentially related to UEGA; and (ii) R$22.1 million referring to the fair value (mark-to-market) of Copel Mercado Livre's energy purchase and sale contracts, amount determined by the difference between the contracted price and the future market price estimated by the Company.

Considering the accumulated for the semester, adjusted EBITDA reached R$2,897.6 million, an amount 2.1% lower than the R$2,960.9 million recorded in 1H22, mainly justified by the lower remuneration on transmission contract assets belonging to Copel GeT and joint ventures, partially offset by the better result of Copel Distribuição.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating revenue totaled BRL 5,359.7 million in 2Q23, a 1.9% increase compared to the BRL 5,258.6 million recorded in 2Q22. This result mainly reflects:

(i)       increase of R$251.7 million in “use of the main distribution and transmission grid” revenue, mainly due to the June 2022 tariff readjustment by Copel Distribuição, with an average effect of a 16.5% increase in usage tariffs of the distribution system (TUSD), and the 2.0% growth in Copel Distribuição's billed wire market, partially offset by the lower remuneration of transmission assets, due to the lower IPCA in the period (0.76% in 2Q23 compared to 2 .22% in 2Q22);

(ii)	increase of R$56.7 million in construction revenue, essentially due to the increase in the volume of works related to the “Transformation” program, which includes investments aimed at improving and modernizing infrastructure and improving customer service;

(iii)    growth of R$7.9 million in the result of sectorial financial assets and liabilities (CVA), as a result of the increase in energy costs, charges and other financial components; and

(iv)	increase of R$ 5.9 million in the “other operating revenues” line, basically due to the increase in revenues from leasing and rentals by the distributor, with emphasis on the greater volume of sharing of poles/fixing points and the Contractual readjustment by the General Market Price Index - IGP-M.

These increases were partially offset by:

(i)	reduction of R$85.3 million in electricity sales to distributors, mainly due to the lower volume of energy sold in bilateral contracts by Copel Mercado Livre and the lower margin of Elejor with energy sales in the comparison between periods;
(ii)	reduction of R$37.1 million in electricity sales to final customers, mainly due to the negative tariff adjustment of 9.58% applied to the Energy Tariff (TE) component at Copel Distribuição in June 2022, partially offset by the 0.9% growth in the distributor's billed captive market, which considers offset energy from Mini and Micro Distributed Generation – MMGD; and
(iii)	decrease of R$71.8 million in Distribution of piped gas revenue, basically due to the lower tariff applied to consumers in the comparison between periods and the reduction in the volume of gas distributed to the captive market.

RESULTS | 2Q23	4

In the first half, net operating revenue totaled BRL 10,890.4 million, an increase of 0.4% compared to the BRL 10,846.3 million recorded in the same period of 2022, with emphasis on the following variations: (i) increase in R$485.0 million (+20.5%) in “use of the main distribution and transmission grid” revenue; (ii) increase of R$79.9 million (+39.4%) in the item “other operating revenues”; (iii) reduction of R$267.1 million (-6.7%) in electricity sales to final customers; and (iv) decrease of R$194.3 million (-10.0%) in revenue from electricity sales to distributors.

1.3 Operational Costs and Expenses

In 2Q23, operating costs and expenses totaled R$4,681.5 million, an increase of R$9.7% compared to the R$4,268.5 million recorded in the same period of 2022 (disregarding the effects of R$810.6 million related to the provision of PIS/COFINS credits), mainly due to:

(i)	increase of R$ 179.3 million in the line “charge of the main distribution and transmission grid”, mainly explained by higher costs of transporting the basic network and charge for reserve energy (EER);
(ii)	growth of R$165.0 million in the line “provisions and reversals” (provision of R$224.9 million in 2Q23 compared to provision of R$59.9 million in 2Q22), mainly due to the negative effect of R$ 150.4 million related to the impairment complement of UEG Araucária and the increase of R$ 23.2 million in provisions for litigation, mainly due to regulatory litigation with a provision of R$ 16.8 million involving the calculation methodology the Surplus and Deficit Compensation Mechanism (MCSD);
(iii)	increase of 29.1% (+R$ 67.8 million) in expenses with “personnel and management”, mainly due to the higher provision related to the performance bonus - PPD and profit sharing - PLR (+R$ 54.5 million). Neutralizing the effects of PPD and PLR provisions and reversals and the reversal associated with the voluntary dismissal program (PDI), there is a 2.0% increase in the quarterly comparison, despite the 7.19% salary adjustment applied through collective agreement ACT 2022/2024. Considering the accumulated inflation measured by the National Consumer Price Index – INPC of 3.00% between 2Q22 and 2Q23, there was a reduction in real terms of 1.0%. It is also worth noting that, in 2Q22, the provision for the allocation of PIS and COFINS credits, described in item 1.3.1, significantly impacted the variation in the “personnel and management” line, through the reversal of R$ 7.9 million in PPD and PLR; and

(iv)	an increase of R$38.9 million in third-party services, mainly due to the increase in maintenance costs for the electrical system and installations for generation assets, reflecting the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, and higher expenses by the distributor with maintenance of the electrical system and customer service.

These increases were partially offset by: (i) a decrease of R$40.8 million in electricity purchased for resale (-2.1%) due to an improved hydrological scenario and lower dollar variation on energy purchased from Itaipu; (ii) a decrease of R$64.6 million (-25.7%) in expenses with “natural gas and supplies for the gas business”, mainly due to the lower sales volume to consumers in the captive market and the acquisition natural gas at a lower cost due to exchange rate fluctuations and oil prices; (iii) decrease of R$16.6 million (-11.5%) in other operating costs and expenses, mainly due to lower financial compensation for the use of water resources (-R$10.0 million) and the positive effect of the remeasurement of the fair value of the indemnifiable asset of the concession of the HPP GPS and HPP

RESULTS | 2Q23	5

Mourão I plants in 2Q22; and (iv) a decrease of R$6.1 million (-22.8%) in material costs, mainly due to the reduction in fuel expenses.

Expenses with PMSO, excluding provisions and reversals, increased by 12.7% compared to the same period of the previous year, basically explained by the increase of R$ 54.5 million in the higher provision related to the performance bonus (PPD) and profit sharing (PLR) and higher expenses with third-party services, as explained below.

Headcount Evolution

In the first six months, total operating costs and expenses reached R$9,102.0 million, 5.3% less than the R$9,609.2 million recorded in the same period of 2022. Without considering the impact of the provision for the allocation of PIS and COFINS credit in 1H22 (an increase of R$810.6 million), operating costs and expenses would have increased by 3.4% in the comparison between periods.

1.3.1 Provision for allocation of PIS and Cofins credits

In 2Q22, Copel Distribuição, with the support of its legal advisors, recognized the “provision for allocation of PIS and COFINS credits” account to record the accounting impacts of Federal Law No. 14,385/2022, of June 27, 2022 (“Law”), which negatively affected the Company's Net Income in that quarter, in the approximate amount of R$1.2 billion, with no cash effect.

The Law, despite the lack of regulation, governs the allocation of tax amounts that were required to be paid in excess by public electricity distribution service providers in the country, due to the collection of PIS/COFINS on ICMS, recognized by the judiciary as undue.

More details can be found in Explanatory Note 12.2.1 of the Company's quarterly information form for June 30, 2023.

RESULTS | 2Q23	6

1.4 Equity in Earnings of Subsidiaries

The equity result of joint ventures and other Copel affiliates was 65.1% lower than that recorded in the same period of the previous year (R$ 72.7 million, compared to R$ 208.4 million recorded in 1Q22), in due to the lower remuneration on transmission assets, basically justified by the lower IPCA in the period (0.76% in 2Q23 against 2.22% in 2Q22). More details can be seen in Annex I.

1.5 Financial Results

In 2Q23, the financial result was negative by R$243.5 million, against a negative R$267.4 million recorded in 2Q22, representing a better result when comparing periods. Financial income showed an increase of R$42.4 million, reflecting, above all, the increase of R$46.9 million related to the adjustment to present value on accounts payable linked to the concession and the increase of R$36.0 million in the receipt of fines for arrears within the distribution company, partially offset, mainly, by the reduction of R$ 27.2 million in arrears on energy bills and by the decrease of R$ 22.9 million in the result of remuneration of regulatory assets and liabilities . Financial expenses increased by R$18.4 million, essentially due to the higher monetary variation and debt charges due to the higher balance on loans and financing (R$16.3 billion vs. R$12.9 billion in 2Q22) and the monetary restatement of litigation (+R$ 35.6 million), especially on the provision for the allocation of PIS/COFINS credits.

1.6 Consolidated Net Income

In 2Q23, Copel recorded a net profit of R$307.7 million against a net loss of R$522.4 million recorded in 2Q22. It is worth mentioning that the 2Q22 result had the impact of Law 14,385/2022 with the provision for the allocation of PIS and COFINS credits and a net effect of R$ 1,202.5 million on the quarter's result. Disregarding this effect, net income in 2Q22 would be R$680.1 million.

In addition to the items already mentioned, it is worth mentioning the increase of R$ 36.1 million (+11.2%) in the item “depreciation and amortization”, mainly due to the entry into operation of the Jandaíra Wind Complex, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and the increase in investments by Copel Distribuição.

Considering the first half of the year, net income in 1H23 was R$943.2 million, compared to R$147.4 million in the first half of 2022.

1.7 Debt

Copel's total consolidated debt amounted to R$16,307.7 million on June 30, 2023, a variation of 30.9% in relation to the amount recorded on December 31, 2022, of R$12,454.2 million.

At the end of 2Q23, the Company's gross debt represented 74.1% of consolidated shareholders' equity, which was R$ 22,101.9 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of June 2023.

RESULTS | 2Q23	7

Debt by Subsidiary

Adjusted Net Debt/EBITDA Adjusted

Debt Indexers Average cost: 9.52%

Amortization - R$ million Average term to maturity: 4.4 years

Weighted Average Cost and Average term to maturity

RESULTS | 2Q23	8

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was subject to analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of the strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for selecting, prioritizing, evaluating, approving and monitoring investments. Among the various aspects, the Policy segregates investment opportunities into three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

2.2 Investment Program

Investment Programs follow their schedules in each development project. For 2023, the estimated amount allocated to the investment program is R$ 2,272.3 million, with Copel Distribuição contemplating most of the forecast amount, whose objective is the permanent improvement of operational efficiency and cost reduction through the advancement of important projects, with emphasis on the continuity of the execution of the Paraná Triphasic and Smart Electric Network programs (see item 4.2.4). These programs are aimed at renewing depreciated assets in rural areas, improving the quality and speed of service, integration with smart cities and improving information via network sensing.

In 2Q23, R$549.0 million were invested, of which R$478.4 million (87.1%) were allocated to Copel Distribuição, R$69.6 million (12.7%) to Copel Geração e Transmissão, R$ 0.6 million (>0.1%) at Copel Holding and R$0.4 million at Copel Comercialização (<0.1%). In the accumulated result for the year, the amount invested was R$ 1,094.9 million, of which R$ 955.5 (87.3%) in Copel Distribuição, R$137.4 million (12.5%) in Copel Geração e Transmissão, R$1.1 million (0.1%) in Copel Holding and R$0.9 million (<0.1%) at Copel Comercialização.

1 Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and Confiabilidade Total.

2 Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines and other projects.

3 Other Participations: includes Complexo Bandeirantes, SPE Voltália and Innovation Startup.

4 Does not include acquisition of Aventura Wind Complex and SRMN.

RESULTS | 2Q23	9

3. Copel Geração e Transmissão (Consolidated Results)
3.1 Financial Performance

Copel GeT presented adjusted EBITDA, excluding non-recurring effects, of R$755.5 million in 2Q23, a decrease of 28.2% compared to R$1,052.9 million in 2Q22. In the accumulated result for the year, adjusted EBITDA decreased by 14.0%, with a result in the half of R$ 1,758.5 million compared to R$ 2,044.5 million in the same period of the previous year.

This result mainly reflects:

(i)	decrease of R$ 118.5 million in electricity network availability revenue (TUST) and R$ 135.2 million in equity income, mainly explained by the reduction in remuneration on transmission assets, due to the lower variation in the IPCA in the period (0.76% in 2Q23 against 2.22% in 2Q22) and the recording of R$ 30.4 million (efficiency gain) in the remuneration of subsidiaries Costa Oeste and Marumbi in 2Q22, through the tariff review process;
(ii)	recording in a provision of R$ 16.8 million related to regulatory litigation within the scope of Copel GeT involving the methodology for calculating the Surplus and Deficit Compensation Mechanism (MCSD);

Partially offset by:

(i)	addition of R$34.8 million to the result with the incorporation of new wind farms, with the commercial start-up of the Jandaíra Complex in October 2022 and the acquisition of the Aventura and Santa Rosa & Mundo Novo on January 30, 2023;
(ii)	increase of R$4.2 million in the result of other wind complexes operated by the Company due to higher generation (475 GWh in 2Q23 against 437 GWh in 2Q22, net of losses and differences).

Expenses with PMSO, excluding provisions and reversals, increased by 10.7%, influenced mainly by: (i) the 40.2% increase in expenses with “third-party services”, reflecting the increase in costs with maintenance of facilities and the electrical system generated by the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes; (ii) 28.4% growth in “Personnel and management” costs due to the impact of the provision for PIS/COFINS in 2Q22, which significantly reduced Profit Sharing (PLR) and Performance Bonus (PPD); partially offset by (iii) the 24.4% reduction in “Other operating costs and expenses”, mainly due to lower costs with the payment of financial compensation for the use of water resources (R$ 23.7 million in 2Q23 against R$ 32, 6 million 2Q22), due to lower hydro generation, and the fair value revaluation of HPP GPS and HPP Mourão I by R$ 26.4 million in 2Q22.

RESULTS | 2Q23	10

Neutralizing the effects of provisions related to profit sharing (PLR) and performance bonus (PPD) and provisions and reversals associated with the incentive resignation program (PDI), there is an increase of 3.6% in the quarterly comparison despite the readjustment salary of 7.19% applied through collective agreement ACT 2022/2024. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 3.0% between 2Q22 and 2Q23, there was an increase in real terms of 0.6%.

Regarding the non-recurring item, in 2Q23 an impairment of generation assets was recorded in the amount of R$ 149.4 million, explained essentially by the provision of R$ 150.4 million related to the reduction in the expected dispatch from UEGA.

Within the scope of transmission assets, item 3.1.1 presents the regulatory accounting of income for purposes of verifying the IFRS (International Financial Reporting Standards) effect.

Copel GeT recorded net income of R$79.7 million in 2Q23, a decrease of 84.2% compared to 2Q23. In the accumulated, net income increased from R$967.0 million in 1H22 to R$492.7 million in 1H23. This result mainly reflects, in addition to the items already discussed, the 11.6% increase in depreciation due to the entry of new generation assets and the increase in financial expenses, due to the higher debt stock (R$ 290.6 million in 2Q23 against BRL 259.9 million in 2Q22).

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission business.

RESULTS | 2Q23	11

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,966.7 MW of installed capacity and 3,156.6 average MW of assure energy. In the Transmission business, Copel owns a total grid of 9,685 Km of transmission lines and 51 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power.

3.2.2 Hydro and Wind Generation

The energy generation of Copel Geração e Transmissão S.A. and its wind farms in 1H23 was 10,761 GWh, against 3,626 GWh in 1H22 (9,522 GWh in 1H22). The increase is due, for hydroelectric plants, to the improvement in weather conditions in the South Region and, for wind farms, to the entry into commercial operation of Jandaíra and the acquisition of the Wind Complexes Aventura and Santa Rosa & Mundo Novo (SRMN).

In the second quarter of 2023, Copel Geração e Transmissão (including energy from UHE Foz do Areia – FDA and PCH Bela Vista – BVE, but excluding UTE Araucária) sold 3,953 GWh of electricity, a reduction of 7.1% , mainly due to lower energy sales to Copel Mercado Livre and in the short-term market.

RESULTS | 2Q23	12

For wind farms, total electricity sold in 2Q23 was 1,012 GWh, an increase of 41.7%, influenced by the generation of Copel's wind farms in the quarter, the commercial start-up of Jandaíra and the acquisition of Wind Complexes Aventura and SRMN, which became part of the Company's portfolio on January 30, 2023.

Consolidated Generation Sales (GWh)

3.2.3 Thermal Generation

TPP Araucária

It is a natural gas generation plant with an installed capacity of 484.2 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the modality known as "merchant" in which the plant operates without sales contracts. of electricity, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Price for Settlement of Differences - PLD. In this modality, the thermoelectric plant is dispatched centrally by the National Electric System Operator (ONS), in situations where the Marginal Cost of Operation (CMO) of the electrical system exceeds its Variable Unit Cost (CVU) approved by ANEEL, or out of order of merit, when requested by the ONS. In this context, with the good hydrological conditions in 2Q23, there was no dispatch from the plant.

TPP Figueira

Coal-fired generation plant with an installed capacity of 17.7 MW, achieved after a recent modernization process that allowed for an increase in capacity without the need to increase the volume of coal consumed. TPP Figueira has been in commercial operation since 12/07/2022, by ANEEL order No. 2502/2022, generating 22.8 GWh in 2Q23.

RESULTS | 2Q23	13

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive own energy transmission grid, Copel provides services to projects of other concessionaires with the quality of someone who has accumulated more than 60 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 42.3% of the annual permitted revenue (APR) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2023-2024 cycle were readjusted by the IPCA.

Note:

Economic component: future values based on the 2023-2024 cycle (according to REH 3.216/2023 of 06/30/2023)

Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2023-2024 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication) RAP values include RB and DIT assets

RESULTS | 2Q23	14

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição's EBITDA in 2Q23 was R$438.0 million and was not affected by non-recurring events. Excluding the impact of the provision for the allocation of PIS/COFINS credits and other non-recurring items that affected 2Q22, EBITDA on a comparable basis increased 29.9%, mainly due to the tariff adjustment in June 2022, with an average effect a 16.5% increase in the Tariffs for the Use of the Distribution System (TUSD) and the 2.0% growth in the billed grid market, which considers offset energy from Distributed Mini and Micro Generation – MMGD. Year-to-date, adjusted EBITDA increased by 30.5%.

Manageable costs, excluding provisions and reversals, increased 19.9% compared to 2Q22, mainly as a result of: (i) 31.4% increase in personnel, due to the effects of the provision for PIS/COFINS in 2Q22 which significantly reduced PLR and PPD in that period; (ii) 15.0% from third-party services, due to higher expenses with maintenance of the electrical system, maintenance of installations and customer service; and (iii) 36.7% with other operating costs and expenses, related to the deactivation of assets; partially offset by the 23.2% reduction in material expenses, mainly due to the reduction in fuel expenses.

The personnel and management account, excluding the effects of indemnities of the Collective Bargaining Agreement, provisions for profit sharing (PLR) and performance bonuses (PPD), and provision for indemnity for incentivized dismissals (PDI), recorded an increase of 0.6%, below the 7.19% salary adjustment that took place in January/23.

Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 3.0% between 2Q22 and 2Q23, the cost line with personnel and management registered a reduction in real terms of 2.4%, mainly due to the reduction of 70 employees between periods.

The following table presents the main indicators of Copel Distribuição:

RESULTS | 2Q23	15

In 2Q23, we also highlight:

(i)	the 43.4% growth in revenue from use of the main distribution grid, mainly due to the June 2022 tariff readjustment, with an average effect of a 16.5% increase on tariffs for the use of the distribution system (TUSD) and the 2.0% growth in the billed grid market. Also contributing to this growth was the 4.9% reduction in the Energy Development Account – CDE, a line reduction account, which constitutes a sectoral liability in the CVA to maintain the neutrality of sectoral charges for the distributor;
(ii)	the 1.9% decrease in electricity sales to final customers, due to the average effect of a 9.58% reduction in the Energy Tariff (TE) component in the company's 2022 tariff readjustment, partially offset by the increase of 0.9% in the captive market billed in the quarter;
(iii)	the 9.6% decrease in revenue from electricity sales to distributors, due to the reduction in revenue from MVE contracts;
(iv)	the 34.3% increase in costs with charges of main transmission grid, due to the increase in charges for the use of the basic grid, by 34.3%; reserve energy charges, at 69.8%; and charges for transporting power from Itaipu, at 52.9%;
(v)	the 34.7% increase in other operating revenues, mainly due to the growth in revenue from leases and rentals of equipment and structures, especially from pole sharing agreements, due to the higher volume of poles/fixing points allocated and the contractual readjustment by the IGP-M; and
(vi)	PECLD, with a reduction of 1.7%.

Copel Distribuição's net income was R$161.5 million in 2Q23 and R$301.2 million in the year.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,884.3 million in the last 12 months, an amount 16.4% above regulatory EBITDA, equivalent to an efficiency of R$265.1 million.

Note: Regulatory EBITDA is calculated based on the WACC + QRR values published in ANEEL's Technical Notes in Tariff Revision or Adjustment events.

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had a 4.1% increase in electricity consumption in the 2Q23 compared to the same period of the previous year and 1.5% year-to-date. The billed grid market, which considers offset energy from Distributed Mini and Micro Generation – MMGD, increased 2.0% in the quarter and dropped 0.6% in the year, considering the Availability Cost. The volume of offset energy, which is the excess generation of MMGD compensated for in billing, grew 70.8% in the quarter, with emphasis on growth in the Residential (80.9%), Rural (94.4%), Commercial classes (54.8%) and Industrial (47.5%). The number of consumers subscribing to the MMGD reached 277,977 in June 2023, an amount 74.4% higher than June 2022.

RESULTS | 2Q23	16

The 2Q23 result is due to the consumption of electricity by the following classes:

i)	Residential with an increase of 8.8%, mainly due to the increase of 1.9% in the number of consumers and the increase in average consumption in the period, from 158.51 kWh/month to 169.5 kWh/month, due to the increase in temperature;
ii)	Commercial, with an increase of 8.7%, mainly due to the 15.6% growth in consumption in Wholesale Trade, except for vehicles, which accounted for 18.1% in consumption by this class, the increase in consumption with food in 11.3%, representing 6.1% of the consumption of the class, and Retail Trade in 7.5%, representing 29.7% of the consumption of the class, partially offset by the reduction of 2.0 % of consumption in Telecommunications, representing 4.9% of the class;
iii)	Other classes, with an increase of 3.8%, mainly due to the growth of the Public Power (9.95%) and Public Service (4.02%) classes;
iv)	Rural, with an increase of 0.5%, mainly due to the growth in consumption with Fishing and Aquaculture by 7.6%, representing 5.1% in the consumption of the class, and the increase in consumption with Agriculture, Livestock and Related Services by 0.4%, representing 88.1% of the class's consumption, partially offset by the reduction in consumption with Electricity, gas and other utilities by 1.6%, representing 5.0% in consumption from class; and
v)	Industrial, with an increase of 0.1%, mainly due to the 7.1% increase in the consumption of Manufacturing of Food Products, representing 37.8% of the consumption of the class, partially offset by the reduction in consumption of Manufacture of Wood Products by 11.5%, representing 7.6% of the consumption of the class, and by the reduction in consumption of Manufacture of cellulose, paper and paper products by 11.5%, representing 11. 9% of the class.

4.2.2 Captive Market

The captive market showed an increase of 4.6% in electricity consumption in the second quarter of 2023 and 0.5% for the year. The billed captive market, which considers MMGD offset energy, increased by 0.9% in the second quarter of 2023 and dropped by 3.0% in the year.

The following graphs show the electricity consumed by class up to June 2023:

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process. For the quality criterion of distribution service provision, ANEEL

RESULTS | 2Q23	17

defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result calculated in june 2023 was 7.9 hours. For FEC, the result in the same period was 5.4 interruptions.,

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação) - a broad investment plan with the objective of modernizing, auto mating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

•	Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches.
•	Smart Grid: aims to implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of June 2023, 511 thousand smart meters had been installed.
•	Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of June 2023, the project had completed 80.5% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid – deployment of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of June 2023, the extension of compact and protected grid installed was 24,676 km (20,207 km in June 2022), an increase of 4,469 km, or 22.12%, in twelve months.

Isolated Secondary Grid- investment in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the

RESULTS | 2Q23	18

end of June 2023, the the extension of isolated secondary distribution grid installed was 22,391 km (21,349 km in June 2022), an increase of 1,042 km, or 4.88%, in twelve months.

Losses - refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical. Technical Losses are inherent to the electrical energy distribution activity and occur due to its dissipation during the transport process, voltage transformation and measurement due to the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of June 2023, Technical Losses for the last 12 months were 2,052 GWh, compared to 2,029 GWh for the same period of the previous year. Non-Technical Losses, calculated by the difference between total and technical losses, originate mainly from theft (illegal connection, direct grid diversion), fraud (meter tampering or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. At the end of June 2023, Non-Technical Losses for the last 12 months were 645 GWh, compared to 665 GWh in the same period of the previous year. Total losses, at the end of June 2023, accumulated in 12 months 2,697 GWh, compared to 2,694 GWh in the same period of the previous year. In terms of classification, Total Losses were made up of 76% Technical Losses and 24% Non-Technical Losses.

GWh - 12 Months	jun/19	jun/20*	jun/21	jun/22	jun/23
Injected Energy	33,121	32,186	33,996	35,063	35,459
Distribuition losses	2,632	2,263	2,693	2,694	2,697
Technical losses	2,003	1,946	2,056	2,029	2,052
Non-Technical losses	630	317	637	665	645

* The losses reflect the difference between the measured load and the billed market and, with the onset of the Covid-19 Pandemic, the load in 2020 suffered a rapid retraction, but the market did not respond at the same speed, due to the mismatch between the measurement schedule and consumers billing schedule, reducing the volume of losses in this period.

The tariff transfer of the efficient levels of losses is foreseen in the concession contracts and these losses are considered in the costs with the purchase of energy up to the regulatory limit stipulated by ANEEL. Despite the total losses having percentages slightly above the regulatory one, the methodology for regulatory calculation uses the billed market and within this methodology, no loss glosses were calculated for Copel Distribuição in the annual tariff readjustment cycles of 2022 and 2023.

At the end of March 2023, Total Losses of the last twelve months were 2,796 GWh, compared to 2,627 GWh in March 2022.

RESULTS | 2Q23	19

5. Copel Mercado Livre
5.1 Financial Performance

In 2Q23, Copel Mercado Livre presented adjusted EBITDA of R$32.4 million, an amount 53.3% higher than the R$21.2 million recorded in 2Q22, mainly reflecting the increase in the commercialization margin. Year-to-date, adjusted EBITDA increased 90.5%, with a result of R$ 82.9 million in the half compared to R$ 43.5 million in the period in the previous year, under the same effect of the quarter.

In the quarter, the main adjustment between the periods was the fair value (mark-to-market) of energy purchase and sale contracts - amount determined by the difference between the contracted price and the future market price estimated by the Company - a result, mainly, of the execution of contracts that left the base and the increase in the default sensitivity given by the credit risk rate.

Manageable costs increased by 34.7% in 2Q23 compared to 2Q22, mainly impacted by the 30.8% increase in the cost of “Personnel and administrators” due to the reflection of the provision for PIS/COFINS in 2Q22, which significantly reduced the PLR and PPD in that period and the 126.0% increase in “Third-party services” due to technology infrastructure costs for customer service, legal publications and participation in auctions.

Excluding the effects of PLR and PPD, the personnel account decreased by 0.5% in 2Q23 compared to 2Q22, below the 7.19% salary adjustment that took place in January/23. In the accumulated result for the year, personnel costs increased 27.9% compared to 1H22 due to the indemnity for the cessation of payment related to the additional third as a Vacation Bonus that occurred in January/23.

Net income in 2Q23 was R$17.3 million (down R$5.1 million from R$22.4 million in 2Q22). This result is due to the mark-to-market variation (in 2Q23 it was negative by R$22.1 million, while in 2Q22 it was positive by R$4.4 million). In the accumulated, net income went from R$ 27.1 million in 1H22 to R$ 87.8 million in 1H23 due to the higher sales margin between the periods.

RESULTS | 2Q23	20

5.1	Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of energy volume marketed in the free contracting environment, offering more savings and peace of mind for customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for trading energy and providing services in the ACL. In June 2023, the Company registered 1,719 clients/contracts, an increase of 2.4% compared to the same period of the previous year. The amount of energy sold reached 5,304 GWh sold in 2Q23, a decrease of 11.5% compared to 2Q22. The graph below shows the evolution of Copel Mercado Livre in terms of the amount of GWh sold and the number of final consumers.

RESULTS | 2Q23	21

6. ESG Performance
6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN’s Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program “SDG Ambition”. Copel joined the “Pact on Water and Energy Resilience” Commitment and received the Federal Government’s Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

▪	Publication of the Stakeholder Engagement Policy;
▪	Publication of the Biodiversity Policy;
▪	Formalized the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS);Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), with the purpose of neutralizing the Emission of Greenhouse Effect Gases (GHG) of Scope 1, for the assets that Copel owns operational control (according to the concept established in the GHG Protocol methodology) by 2030;
▪	Net Zero Ambition Movement – Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

▪	Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

▪	It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee -CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee -CDM;
▪	The Board of Directors is made up mostly of independent members;
▪	The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets –2022: 30% of PPD;
▪	Listed under B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector

RESULTS | 2Q23	22

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
	14th position	2022
	CSA Score 68	2022
	B	2022
	yes	2023

	Low Risk	2023
	A	2023

RESULTS | 2Q23	23

7. Other highlights

Conversion into Corporation – Public Offering of Shares

According to Material Fact 06/22 of November 21, 2022, the State of Paraná, the Company's controlling shareholder, expressed its intention to convert Copel into a diluted-capital company, with no controlling shareholder (corporation), through a public offering for secondary distribution of common shares and/or share deposit certificates (units) issued by the Company. On July 26, 2023, Copel submitted to the Brazilian Securities and Exchange Commission a request for automatic registration of public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all registered, book-entry with no par value, free and clear of any liens or encumbrances. On August 11, 2023, the offering was settled at the price of R$7.85 per share, amounting to R$ 4,530.6 million, distributed as follows:

(i) primary distribution of 229,886,000 shares issued by the Company, totaling R$1,896.6 million; and (ii) secondary distribution of 319,285,000 shares sold by the State of Paraná, totaling R$2,634.1 million.

The offering was carried out in Brazil, in the over-the-counter market, targeted at investors in general, pursuant to CVM Resolution 160, with efforts to place the Shares abroad.

Pursuant to article 51 of CVM Resolution 160, the offering may be increased by an additional lot equivalent to 15% of the total shares initially offered, that is, up to 82,375,650 shares, under the same conditions and at the same share price initially offered. The deadline for settlement of additional shares is September 12, 2023. With the settlement of the share offering, Copel's Share Capital increased from R$10,800.0 million to R$ 12,680.1 million, considering transaction costs proportional to the primary offer.

The table below presents the updated breakdown of shares (with no par value):

More information is available in Note 39.1 to our June 2023 Interim Financial Statements.

General Meeting of Debenture holders - Waiver fee

As a result of the transformation process of Copel into a Corporation, General Meetings of Debenture Holders were held to resolve on the consent to carry out the operation, through financial consideration (waiver fee), so that the change in share control would not characterize an event of maturity advance payment of the Company's debts. The financial consideration was conditioned to the success of the offer, with payment within ten days of its settlement.

More information is available in Note 21.3 to our June 2023 Interim Financial Statements.

Change in the Board of Directors

At the Extraordinary General Meeting held on August 10, 2023, the holders of preferred shares and common shares elected the composition of the members of the Board of Directors to replace the members of the Board of Directors who requested resignation and elected by multiple vote. More information on the Composition of the Company's Board of Directors is available on the Company's Corporate Governance website.

Amendment to the Bylaws

On July 10, 2023, the Extraordinary Shareholders' General Meeting approved the proposal to amend Copel's Bylaws forwarded by the Company's Board of Directors, with the main amendments as follows: Conversion into Corporation, Golden Share, Poison Pill and Limited Voting Power. The resolution of the EGM was conditioned to the effective Transformation into a Corporation, so that the said statute took effect from the settlement date of the public offering. More information is available in Material Fact 08/23, Notice to the Market 16/23 and Material Fact 15/23.

RESULTS | 2Q23	24

Approval of the Concession Bonuses of the Foz do Areia, the Segredo and the Salto Caxias HPPs

On August 2, 2023, the Federal Accounting Court (“TCU”) sitting en banc, under case TC 006.952/2023-2, approved the amount of R$3.7 billion established in Interministerial Ordinance 7 of the Ministries of Mines, Energy and Finance – MME/MF No. 01 for payment as a bonus for granting the concession of electricity generation for the set of Hydroelectric Power Plants (“HPPs”) Governador Bento Munhoz da Rocha Netto (“Foz do Areia”), Governador Ney Aminthas de Barros Braga (“Segredo”), and Governador José Richa (“Salto Caxias”). More information is available in Material Fact 13/23.

Public Hearing

The Government of the State of Paraná (the Company's controlling shareholder), through the the Control Council of State-Owned Companies (CCEE - Conselho de Controle das Empresas Estaduais), decided to submit to Public Hearing the process of converting Copel into a diluted-capital company, with no controlling shareholder (corporation), with the objective of guaranteeing the publicity of all the relevant conditions of the process and obtaining suggestions and contributions for its improvement. The hearing was held on June 1, 2023, and the documents can be accessed at https://www.casacivil.pr.gov.br/Pagina/Conselho-de-Controle-das-Empresas-Estaduais-CCEE.

Available Cash Flow and Dividends

The Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, deducted from the net cash used by investing activities, as follows: (a) Cash generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investing activities: amount invested in noncurrent assets in the fiscal year. The Table below shows the calculation of FCD as of June 30, 2023:

R$'000
06/30/23
Cash generated by operating activities	2.557.882
Net cash used from investing activities	(2.069.181)
AVAILABLE CASH FLOW "ACF"	488.701

Increase in the Annual Permitted Revenues (“RAPs”) for the 2023-2024 Cycle

Through Approval Resolution No. 3,216 of 2023, the Brazilian Electricity Regulatory Agency (ANEEL) established the Annual Permitted Revenues (“RAPs”) for electricity transmission assets for the 2023-2024 cycle, effective from July 1st, 2023. According to said resolution, Annual Permitted Revenues for the operational transmission assets owned by Copel Geração e Transmissão and by SPEs, in which a 100% stake is held for the 2023/2024 cycle, will be R$1,049.2 million. Additionally, considering the Annual Permitted Revenues approved for Special Purpose Entities (“SPEs”) in which Copel GeT has a stake, the total consolidated amount for Copel GeT will now be R$1,561.9 million, up by about 13% compared to the previous cycle. More information is available in Appendix IV – Transmission Operational Data.

Copel Distribuição Tariff Increase

O As of June 24, 2023, the new tariffs of Copel Distribuição came into force, with increases approved by the Brazilian Electricity Regulatory Agency (ANEEL), with the average effect of 10.50% to be noted by consumers. More information is available in Notice to the Market 13/23.

Authorization for Transmission Reinforcements and Improvements

On May 23, 2023, Authorizing Resolutions No. 14,531/2023 and No. 14,711/2023 were published in the Federal Official Gazette, which authorize, respectively, subsidiary Copel Geração e Transmissão S.A (“Copel GeT”) to make improvements in transmission facilities under its responsibility (Concession Agreement 060/2001), and Costa Oeste Transmissora de Energia, a wholly-owned subsidiary of Copel GeT, to reinforce the 230 kV Umuarama Sul substation. The aforementioned resolutions, together with ReA ANEEL No. 13,573/2023 and ANEEL Decision No. 618/2023, represent a potential investment of R$204.6 million and an increase of R$32.6 million in the Annual Permitted Revenue after the start-up of the equipment, which has up to 36 months to be installed.

Fitch reaffirms ‘AAA(bra)’ Rating of Copel and its subsidiaries

On May 31, 2023, the risk rating agency Fitch Ratings (“Fitch”) reaffirmed the 'AAA (bra)' long-term rating of Copel and its wholly-owned subsidiaries Copel Geração e Transmissão (“Copel GeT”) and Copel Distribution (“Copel Dis”), the highest possible on the Fitch scale. At the same time, the outlook for the corporate ratings remained as stable. Additional information is provided in Notice to the Market 11/23.

RESULTS | 2Q23	25

.Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations ri@copel.com Phone: +55 (41) 3331-4011

RESULTS | 2Q23	26

RESULTS 2Q23

List of Exhibit

COPEL Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

RESULTS | 2Q23	27

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
						R$ '000
Income Statement	2Q23	2Q22	Δ%	1H23	1H22	Δ%

OPERATING REVENUES	5,359,727	5,258,566	1.9	10,890,393	10,846,315	0.4
Electricity sales to final customers	1,825,581	1,862,709	(2.0)	3,729,740	3,996,862	(6.7)
Electricity sales to distributors	847,446	932,703	(9.1)	1,740,110	1,934,378	(10.0)
Use of the main distribution and transmission grid	1,349,244	1,097,535	22.9	2,845,462	2,360,439	20.5
Construction revenue	604,038	547,307	10.4	1,135,398	1,034,370	9.8
Fair value of assets from the indemnity for the concession	7,880	34,756	(77.3)	33,615	77,305	(56.5)
Distribution of piped gas	256,572	328,353	(21.9)	516,690	561,442	(8.0)
Result of Sectorial financial assets and liabilities	362,227	354,323	2.2	606,453	678,508	(10.6)
Other operating revenues	106,740	100,880	5.8	282,927	203,011	39.4
OPERATING COSTS AND EXPENSES	(4,681,494)	(5,079,081)	(7.8)	(9,102,008)	(9,609,131)	(5.3)
Electricity purchased for resale	(1,877,592)	(1,918,409)	(2.1)	(3,698,567)	(3,857,907)	(4.1)
Charge of the main distribution and transmission grid	(682,725)	(503,440)	35.6	(1,370,296)	(1,278,415)	7.2
Personnel and management	(300,713)	(232,880)	29.1	(725,883)	(515,205)	40.9
Pension and healthcare plans	(67,235)	(66,497)	1.1	(133,233)	(134,582)	(1.0)
Materials and supplies	(20,815)	(26,948)	(22.8)	(41,738)	(45,184)	(7.6)
Materials and supplies for power eletricity	(3,810)	(1,499)	154.1	(10,560)	(86,930)	(87.9)
Natural gas and supplies for the gas business	(186,424)	(251,003)	(25.7)	(368,206)	(438,415)	(16.0)
Third-party services	(235,529)	(196,668)	19.8	(473,086)	(364,598)	29.8
Depreciation and amortization	(357,622)	(321,494)	11.2	(710,272)	(641,872)	10.7
Provisions and reversals	(224,925)	(59,889)	275.6	(214,202)	(175,837)	21.8
Construction cost	(596,425)	(545,528)	9.3	(1,125,406)	(1,022,245)	10.1
Other cost and expenses	(127,679)	(144,263)	(11.5)	(230,559)	(237,378)	(2.9)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	(810,563)	-	-	(810,563)	-
EQUITY IN EARNINGS OF SUBSIDIARIES	72,745	208,425	(65.1)	176,833	321,206	(44.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	750,978	387,910	93.6	1,965,218	1,558,390	26.1
FINANCIAL RESULTS	(243,459)	(1,278,799)	(81.0)	(576,598)	(1,492,026)	(61.4)
Financial income	313,314	270,911	15.7	553,953	530,786	4.4
Financial expenses	(556,773)	(538,340)	3.4	(1,130,551)	(1,011,442)	11.8
OPERATIONAL EXPENSES/ INCOME	507,519	(890,889)	-	1,388,620	66,364	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(199,813)	368,518	-	(445,424)	81,056	-
Income tax and social contribution on profit	(200,109)	(114,422)	74.9	(361,932)	(388,271)	(6.8)
Deferred income tax and social contribution on profit	296	482,940	(99.9)	(83,492)	469,327	-
NET PROFIT	307,706	(522,371)	-	943,196	147,420	-
Attributed to shareholders of the parent company - continuous operations	317,792	(536,523)	-	944,382	127,818	-
Attributed to non-controlling shareholders	(10,086)	14,152	-	(1,186)	19,602	-
EBITDA	1,108,599	709,404	56.3	2,675,490	2,200,262	21.6

RESULTS | 2Q23	28

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000

Assets	Jun-23	Dec-22	Δ%	Liabilities	Jun-23	Dec-22	Δ%
CURRENT	11,108,509	9,327,249	19.1	CURRENT	7,571,229	7,156,597	5.8
Cash and cash equivalents	4,447,484	2,678,457	66.0	Payroll, social charges and accruals	280,944	252,789	11.1
Bonds and securities	94	93	1.0	Suppliers	2,083,527	2,090,022	(0.3)
Collaterals and escrow accounts	221	157	41.0	Income tax and social contribution payable	121,947	156,191	(21.9)
Customers	3,315,418	3,342,050	(0.8)	Other taxes due	286,626	303,606	(5.6)
Dividends receivable	52,175	138,330	(62.3)	Loans and financing	310,946	278,838	11.5
Sectorial financial assets	-	190,699	-	Debentures	1,977,145	1,346,347	46.9
Account receivable related to concession	9,385	8,603	9.1	Minimum compulsory dividend payable	192,836	482,325	(60.0)
Contract Assets	267,310	220,660	21.1	Post employment benefits	85,814	73,814	16.3
Other current receivables	1,064,925	897,380	18.7	Customer charges due	60,966	46,488	31.1
Inventories	216,646	194,850	11.2	Research and development and energy efficiency	336,536	370,244	(9.1)
Income tax and social contribution	364,309	355,065	2.6	Accounts Payable related to concession	100,486	105,003	(4.3)
Other current recoverable taxes	1,310,951	1,239,694	5.7	Net sectorial financial liabilities	971,470	433,914	123.9
Prepaid expenses	58,720	60,076	(2.3)	Lease liability	62,239	64,870	(4.1)
Related parties	871	1,135	(23)	Other accounts payable	699,747	601,619	16.3
NON-CURRENT	42,898,565	40,376,451	6.2	PIS and COFINS to be refunded to costumers	-	550,527	-
Long Term Assets	16,706,395	16,442,145	1.6	NON-CURRENT	24,424,913	21,415,878	14.1
Bonds and securities	512,147	430,963	18.8	Suppliers	134,731	125,448	7.4
Other temporary investments	30,616	25,619	19.5	Deferred income tax and social contribution	1,778,207	1,517,682	17.2
Customers	117,665	109,819	7.1	Other taxes due	628,191	633,491	(0.8)
Judicial deposits	641,506	632,458	1.4	Loans and financing	5,147,214	4,371,525	17.7
Sectoral financial assets	77,334	190,699	(59.4)	Debentures	8,872,408	6,457,508	37.4
Account receivable related to concession	2,539,161	2,269,690	11.9	Post employment benefits	1,006,133	996,223	1.0
Contract Assets	7,457,254	7,452,019	0.1	Research and development and energy efficiency	275,205	244,514	12.6
Other non-current receivables	1,359,257	931,452	45.9	Accounts Payable related to concession	790,539	832,539	(5.0)
Income tax and social contribution	128,398	127,824	0.4	Net sectorial financial liabilities	26,274	49,341	(46.8)
Deferred income tax and social contribution	1,617,571	1,644,299	(1.6)	Lease liability	218,287	208,886	4.5
Other non-current recoverable taxes	2,218,040	2,627,293	(15.6)	Other accounts payable	1,041,669	645,234	61.4
Prepaid expenses	7,446	10	-	PIS and COFINS to be refunded to costumers	625,937	1,444,631	(56.7)
Investments	3,503,682	3,325,731	5.4	Provision for allocation of Pis and Cofins credits	1,912,748	1,851,257	3.3
Property, plant and equipment, net	10,952,699	10,069,468	8.8	Provisions for litigation	1,967,370	2,037,599	(3.4)
Intangible assets	11,470,674	10,277,727	11.6	EQUITY	22,010,932	21,131,225	4.2
Right to use an asset	265,115	261,380	1.4	Attributed to controlling shareholders	21,760,819	20,817,364	4.5
TOTAL	54,007,074	49,703,700	8.7	Share capital	10,800,000	10,800,000	-
				Equity valuation adjustments	575,778	593,382	(3.0)
				Legal reserves	1,512,687	1,512,687	-
				Retained earnings	7,911,295	7,911,295	-
				Accrued earnings	961,059	-	-
				Attributable to non-controlling interest	250,113	313,861	(20.3)
				TOTAL	54,007,074	49,703,700	8.7

RESULTS | 2Q23	29

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	06/30/23	06/30/22
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income	943,196	147,420
Adjustments to reconcile net income for the period with cash generation from operating activities:	2,028,679	1,910,094
Unrealized monetary and exchange variation and debt charges - net	808,716	690,867
Interest - bonus from the grant of concession agreements under the quota system	(62,359)	(78,146)
Remuneration of transmission concession contracts	(393,015)	(547,268)
Provision for allocation of PIS and Cofins credits	-	1,821,933
Income tax and social contribution	361,932	388,271
Deferred income tax and social contribution	83,492	(469,327)
Equity in earnings of investees	(176,833)	(321,206)
Appropriation of post-employment benefits obligations	132,804	131,075
Creation for research and development and energy efficiency programs	79,849	76,881
Recognition of fair value of assets from the indemnity for the concession	(33,615)	(77,305)
Sectorial financial assets and liabilities result	(668,268)	(747,667)
Depreciation and amortization	710,272	641,872
Net operating estimated losses, provisions and reversals	214,202	175,837
Realization of added value in business combinations	(361)	(361)
Fair value in energy purchase and sale operations	(28,177)	17,393
Derivatives fair value	-	2,907
Loss on disposal of accounts receivable related to concession	144	26,625
Loss on disposal of contract assets	5,147	4,742
Loss on disposal of property, plant and equipment	3,199	874
Loss on disposal of intangible assets	48,138	24,731
Result of write-offs of use rights of assets and liabilities of leases - net	216	(54)
Decrease (increase) in assets	592,217	1,905,018
Trade accounts receivable	409,638	1,091,748
Dividends and interest on own capital received	95,557	52,223
Judicial deposits	12,688	(10,546)
Sectorial financial assets	67,123	606,154
Other receivables	(85,971)	113,186
Inventories	(17,485)	(9,010)
Income tax and social contribution recoverable	(12,648)	(50,082)
Other taxes recoverable	128,907	115,107
Prepaid expenses	(5,856)	(2,810)
Related parties	264	(952)
Increase (decrease) in liabilities	(63,014)	(860,789)
Payroll, social charges and accruals	123,222	(183,119)
Related parties	-	-
Suppliers	(141,719)	(529,029)
Other taxes	327,224	325,078
Post-employment benefits	(110,894)	(97,848)
Sectorial charges due	14,478	(145,853)
Research and development and energy efficiency	(96,911)	(116,075)
Payable related to the concession	(58,124)	(53,735)
Other accounts payable	15,945	48,109
Provisions for legal claims	(136,235)	(108,317)
CASH GENERATED BY OPERATING ACTIVITIES	2,557,882	2,954,323
Income tax and social contribution paid	(346,529)	(206,005)
Loans and financing - interest due and paid	(271,476)	(166,625)
Debentures - interest due and paid	(455,091)	(370,660)
Charges for lease liabilities paid	(12,240)	(9,737)
Charges on loans granted/obtained from related parties	-	-
NET CASH GENERATED FROM OPERATING ACTIVITIES	1,472,546	2,201,296
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(60,051)	77,638
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(958,578)	(1,021,933)
Acquisitions of subsidiaries - effect on cash	(911,450)	-
Additions in investments	(10,780)	(4,829)
Capital reduction of investees	-	61,537
Additions to property, plant and equipment	(123,612)	(353,477)
Additions to intangible assets	(4,710)	(3,468)
NET CASH USED FROM INVESTING ACTIVITIES	(2,069,181)	(1,244,532)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	31,303	121,927
Issue of debentures	2,900,000	1,500,000
Transaction costs in the issuing of debentures	(18,889)	(14,445)
Payments of principal - loans and financing	(129,139)	(242,732)
Payments of principal - debentures	(25,321)	(526,655)
Amortization of principal of lease liabilities	(35,682)	(26,327)
Dividends and interest on own capital paid	(356,610)	(1,623,198)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	2,365,662	(811,430)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	1,769,027	145,334
Cash and cash equivalents at the beginning of the period	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	4,447,484	3,618,179
CHANGE IN CASH AND CASH EQUIVALENTS	1,769,027	145,334

RESULTS | 2Q23	30

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT

						R$'000
	2Q23	2Q22	Δ%	1H23	1H22	Δ%
EBITDA	1,108,602	709,400	56.3	2,675,499	2,200,258	21.6
(-)/+ Fair value in the purchase and sale of energy	22,114	(4,441)		(28,177)	17,393
(-)/+ Impairment	149,074	42,129		112,149	42,129
(-)/+ Tariff flag account on MMGD	-	-		-	(43,447)
(-)/+ Reflection on PIS/Cofins Provision	-	(58,119)		-	(58,119)
(-)/+ indemnity of adittional third of vacation bonus	-	-		138,173	-
(-)/+ Provision for allocation of PIS/Cofins Credits	-	810,563		-	810,563
(-)/+ Provision/Reversal of PDI indemnities	-	-		-	(7,880)
Adjusted EBITDA	1,279,790	1,499,532	(14.7)	2,897,644	2,960,897	(2.1)
(-)/+ Equity in earnings of subsidiaries	(72,745)	(208,425)	(65.1)	(176,833)	(321,206)	(44.9)
Adjusted EBITDA without earnings of subsidiaries	1,207,046	1,291,107	(6.5)	2,720,812	2,639,691	3.1

						R$'000
	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Financial Revenues	313,314	270,911	15.7	553,953	530,786	4.4
Income from investments held for trading	111,124	125,701	(11.6)	208,728	213,645	(2.3)
Late fees on electricity bills	59,438	86,640	(31.4)	115,007	163,057	(29.5)
Monetary restatement and adjustment to present value of accounts payable related to concession	48,801	1,909	-	56,176	3,195	-
Income from sectorial assets and liabilities	20,710	43,631	(52.5)	45,905	75,760	(39.4)
Exchange variation About Purchase Itaipu Electric Power	9,776	9,826	(0.5)	13,114	39,333	(66.7)
Interest on taxes to be compensated	16,614	17,002	(2.3)	34,305	32,009	7.2
Income and monetary restatement of judicial deposits	12,445	9,132	36.3	28,587	19,510	46.5
Other financial revenues	45,697	(11,645)	-	72,000	5,789	-
(-) Pis/Pasep and Cofins on revenues	(11,291)	(11,285)	0.1	(19,869)	(21,512)	(7.6)
Financial Expenses	(556,773)	(538,340)	3.4	(1,130,551)	(1,011,442)	11.8
Monetary variation, foreign exchange and debt service charges	(445,134)	(417,464)	6.6	(912,083)	(765,194)	19.2
Monetary variation and adjustment to present value of accounts payable related to concession	(32,958)	(48,595)	(32.2)	(67,783)	(120,070)	(43.5)
Exchange variation About Purchase Itaipu Electric Power	(899)	(9,934)	(91.0)	(1,712)	(14,534)	(88.2)
Pis/ Pasep and Cofins taxes over interest on equity	(1,258)	(12,378)	(89.8)	(1,258)	(12,378)	(89.8)
Income from sectorial assets and liabilities	(1,324)	(3,505)	(62.2)	(2,929)	(7,296)	(59.9)
Derivatives fair value - forward contract	-	(2,907)	-	-	(2,907)	-
Interest on R&D and PEE	(6,739)	(8,156)	(17.4)	(14,045)	(16,201)	(13.3)
Interest on tax installments	(10,318)	(9,264)	11.4	(20,879)	(17,013)	22.7
Interest on lease liabilities	(6,537)	(5,210)	25.5	(12,254)	(9,075)	35.0
Monetary variation of litigation	(41,697)	(6,118)	-	(71,247)	(10,617)	-
Other financial expenses	(9,909)	(14,809)	(33.1)	(26,361)	(36,157)	(27.1)
(-) Update of provision for allocation of PIS and Cofins credits	-	(1,011,370)	-	-	(1,011,370)	-
Financial income (expenses)	(243,459)	(1,278,799)	(81.0)	(576,598)	(1,492,026)	(61.4)

RESULTS | 2Q23	31

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS

								R$'000
Variation in Equity in earnings of subsidiaries			2Q23	2Q22	Δ%	1H23	1H22	Δ%
Joint Ventures			67,129	201,506	(66.7)	166,024	308,054	(46.1)
Voltalia São Miguel do Gostoso I Participações S.A.			(1,284)	(1,064)	20.7	(2,525)	(3,673)	(31.3)
Caiuá Transmissora de Energia S.A.			2,675	12,157	(78.0)	6,731	16,637	(59.5)
Integração Maranhense Transmissora de Energia S.A.			5,381	20,125	(73.3)	14,831	27,185	(45.4)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			18,823	95,374	(80.3)	45,772	123,975	(63.1)
Guaraciaba Transmissora de Energia (TP SUL) S.A.			7,299	40,772	(82.1)	19,391	54,110	(64.2)
Paranaíba Transmissora de Energia S.A.			14,271	8,956	59.3	23,623	21,161	11.6
Mata de Santa Genebra Transmissão S.A.			10,737	9,859	8.9	33,045	33,431	(1.2)
Cantareira Transmissora de Energia S.A.			9,112	15,229	(40.2)	24,928	35,066	(28.9)
Solar Paraná			115	98	17.3	228	162	40.7
Associates			5,616	6,919	(18.8)	10,809	13,154	(17.8)
Dona Francisca Energética S.A.			1,485	1,720	(13.7)	2,518	3,359	(25.0)
Foz do Chopim Energética Ltda.			4,132	5,199	(20.5)	8,293	9,795	(15.3)
Others ¹			(1)	-	-	(2)	-	-
TOTAL			72,745	208,425	(65.1)	176,833	321,208	(44.9)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -Associates Jun-23					Dona Francisca		Foz do Chopim
Total assets						174,801		46,654
Shareholder’s equity¹						132,709		44,680
Net operating revenue						33,119		29,977
Net Income						10,933		23,181
Participation in the enterprise - %						23.0		35.8
Investment book value						30,561		15,983
								R$'000
Main Indicators -Joint ventures Jun-23	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	233,838	332,510	614,017	2,942,413	1,615,498	2,034,691	3,691,288	1,865,332
Shareholder’s equity¹	231,533	269,444	445,128	1,994,495	992,837	1,174,434	1,447,715	1,016,934
Net operating revenue	-	19,797	36,194	171,052	89,544	179,359	223,684	97,769
Net Income	(5,153)	13,736	30,266	93,413	39,574	96,421	65,958	50,873
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	113,451	132,028	218,113	977,300	486,490	287,736	725,305	498,297
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

RESULTS | 2Q23	32

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of June, 30,2023
								Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	734,298	69.7%	-	-	116,081	6.9%	850,380	31.1%
BNDESPAR	131,162	12.4%	-	-	524,646	31.2%	655,808	24.0%
Free Floating	170,036	16.1%	682	21.8%	1,037,596	61.8%	1,208,313	44.2%
B3	140,099	13.3%	682	21.8%	916,876	54.6%	1,057,657	38.6%
NYSE	29,717	2.8%	-	-	118,867	7.1%	148,583	5.4%
LATIBEX	220	0.0%	-	-	1,853	0.1%	2,073	0.1%
Other	18,595	1.8%	2,446	78.2%	1,012	0.1%	22,053	0.8%
TOTAL	1,054,090	100%	3,128	100%	1,679,335	100%	2,736,554	100%

								Thousand shares
Shareholders							UNIT	%
State of Paraná							28,986	13.6%
BNDESPAR							131,162	61.3%
Free Floating							53,597	25.1%
B3							23,660	11.1%
NYSE							29,717	13.9%
LATIBEX							220	0.1%
Other							70	-
TOTAL							213,815	100%

RESULTS | 2Q23	33

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)

						R$'000
Income Statement	2Q23	2Q22	Δ%	1H23	1H22	Δ%
OPERATING REVENUES	1,192,037	1,276,252	(6.6)	2,537,896	2,675,847	(5.2)
Electricity sales to final customers	9	17	(47.1)	-	100	-
Electricity sales to distributors	938,402	911,814	2.9	1,946,084	1,939,235	0.4
Use of the main transmission grid	212,736	331,264	(35.8)	505,775	647,158	(21.8)
Construction revenue	33,202	21,085	57.5	71,594	64,766	10.5
Other operating revenues	7,688	12,072	(36.3)	14,443	24,588	(41.3)
OPERATING COSTS AND EXPENSES	(873,132)	(641,199)	36.2	(1,527,680)	(1,351,612)	13.0
Electricity purchased for resale	(53,956)	(59,421)	(9.2)	(71,973)	(113,774)	(36.7)
Charges of main distribution and transmission grid	(158,725)	(133,158)	19.2	(312,456)	(265,624)	17.6
Personnel and management	(97,412)	(75,883)	28.4	(229,011)	(164,264)	39.4
Pension and healthcare plans	(20,776)	(19,985)	4.0	(41,220)	(40,176)	2.6
Materials and supplies	(4,648)	(4,933)	(5.8)	(8,946)	(8,428)	6.1
Materials and supplies for power eletricity	(4,200)	(1,583)	-	(11,078)	(89,760)	(87.7)
Third-party services	(73,375)	(52,329)	40.2	(138,546)	(101,332)	36.7
Depreciation and amortization	(214,730)	(192,334)	11.6	(416,745)	(382,640)	8.9
Provisions and reversals	(162,348)	(6,336)	-	(129,783)	(12,687)	-
Construction cost	(25,590)	(19,306)	32.5	(61,603)	(52,641)	17.0
Other cost and expenses	(57,372)	(75,931)	(24.4)	(106,319)	(120,286)	(11.6)
EQUITY IN EARNINGS OF SUBSIDIARIES	72,427	207,670	(65.1)	176,613	321,359	(45.0)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	391,332	842,723	(53.6)	1,186,829	1,645,594	(27.9)
FINANCIAL RESULTS	(196,184)	(180,005)	9.0	(415,776)	(340,287)	22.2
Financial income	94,434	79,866	18.2	180,459	141,677	27.4
Financial expenses	(290,618)	(259,871)	11.8	(596,235)	(481,964)	23.7
OPERATIONAL EXPENSES/ INCOME	195,148	662,718	(70.6)	771,053	1,305,307	(40.9)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(115,440)	(159,055)	(27.4)	(278,384)	(338,290)	(17.7)
Income tax and social contribution on profit	(116,033)	(87,974)	31.9	(220,578)	(213,554)	3.3
Deferred income tax and social contribution on profit	593	(71,081)	-	(57,806)	(124,736)	(53.7)
NET INCOME (LOSS)	79,708	503,663	(84.2)	492,669	967,017	(49.1)
EBITDA	606,062	1,035,057	(41.4)	1,603,574	2,028,234	(20.9)

RESULTS | 2Q23	34

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS

						R$'000
Income Statement	2Q23	2Q22	Δ%	1H23	1H22	Δ%
OPERATING REVENUES	3,629,900	3,225,987	12.5	7,161,541	6,747,954	6.1
Electricity sales to final customers	1,278,340	1,302,649	(1.9)	2,602,677	2,856,189	(8.9)
Electricity sales to distributors	58,326	64,517	(9.6)	92,441	117,072	(21.0)
Use of the main distribution grid	1,233,875	860,601	43.4	2,534,866	1,901,505	33.3
Construction revenue	567,904	523,320	8.5	1,057,880	963,288	9.8
Fair value of assets from the indemnity for the concession	7,880	30,493	(74.2)	33,615	58,963	(43.0)
Sectorial assets and liabilities result	362,226	354,322	2.2	606,453	678,508	(10.6)
Other operating revenues	121,350	90,085	34.7	233,609	172,430	35.5
OPERATING COSTS AND EXPENSES	(3,320,743)	(3,771,798)	(12.0)	(6,559,513)	(6,967,164)	(5.9)
Electricity purchased for resale	(1,496,128)	(1,424,827)	5.0	(2,960,886)	(2,867,080)	3.3
Charges of main transmission grid	(615,533)	(458,281)	34.3	(1,240,661)	(1,188,096)	4.4
Personnel and management	(177,636)	(135,175)	31.4	(438,449)	(300,636)	45.8
Pension and healthcare plans	(42,159)	(42,414)	(0.6)	(83,704)	(85,358)	(1.9)
Materials and supplies	(15,753)	(20,519)	(23.2)	(31,713)	(34,587)	(8.3)
Third-party services	(149,080)	(129,659)	15.0	(304,256)	(238,380)	27.6
Depreciation and amortization	(128,816)	(111,036)	16.0	(253,179)	(219,561)	15.3
Provisions and reversals	(59,688)	(66,236)	(9.9)	(77,297)	(165,147)	(53.2)
Construction cost	(567,904)	(523,320)	8.5	(1,057,880)	(963,288)	9.8
Other cost and expenses	(68,045)	(49,767)	36.7	(111,488)	(94,467)	18.0
Provision for allocation of PIS and Cofins	-	(810,563)	-	-	(810,563)	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	309,158	(545,812)	-	602,028	(219,210)	-
FINANCIAL RESULTS	(93,260)	(1,040,911)	(91.0)	(205,795)	(1,018,861)	(79.8)
Financial income	138,693	147,996	(6.3)	254,313	310,134	(18.0)
Financial expenses	(231,953)	(177,537)	30.7	(460,108)	(317,624)	44.9
Update of provision for allocation of PIS and Cofins credits	-	(1,011,370)	-	-	(1,011,370)	-
OPERATIONAL EXPENSES/ INCOME	215,898	(1,586,722)	-	396,233	(1,238,071)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(54,368)	578,950	-	(95,013)	458,335	-
Income tax and social contribution on profit	(50,295)	16	-	(76,614)	(134,029)	(42.8)
Deferred income tax and social contribution on profit	(4,073)	578,935	-	(18,399)	592,364	-
NET INCOME (LOSS)	161,530	(1,007,772)	-	301,220	(779,735)	-
EBITDA	437,974	(434,775)	-	855,207	351	-

RESULTS | 2Q23	35

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)

						R$'000
Income Statement	2Q23	2Q22	Δ%	1H23	1H22	Δ%
OPERATING REVENUES	915,223	1,164,072	(21.4)	2,031,875	2,348,115	(13.5)
Electricity sales to final customers	547,594	560,605	(2.3)	1,127,801	1,141,855	(1.2)
Electricity sales to distributors	389,430	601,781	(35.3)	868,733	1,202,193	(27.7)
Other operating revenues	(21,801)	1,686	-	35,341	4,067	768.9
OPERATING COSTS AND EXPENSES	(905,322)	(1,137,898)	(20.4)	(1,923,546)	(2,321,204)	(17.1)
Electricity purchased for resale	(897,232)	(1,132,117)	(20.7)	(1,906,014)	(2,308,526)	(17.4)
Personnel and management	(3,641)	(2,783)	30.8	(9,112)	(6,229)	46.3
Pension and healthcare plans	(471)	(436)	7.9	(981)	(899)	9.1
Materials and supplies	(24)	(11)	114.8	(33)	(23)	40.5
Third-party services	(1,638)	(724)	126.1	(2,140)	(1,685)	27.0
Depreciation and amortization	(416)	(86)	382.9	(1,130)	(164)	590.8
Provisions and reversals	(784)	(580)	35.2	(1,249)	(1,325)	(5.7)
Other cost and expenses	(1,115)	(1,159)	(3.8)	(2,887)	(2,352)	22.7
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	9,901	26,174	(62.2)	108,329	26,911	302.5
FINANCIAL RESULTS	9,338	7,735	20.7	17,885	14,004	27.7
Financial income	9,406	7,932	18.6	18,037	14,286	26.3
Financial expenses	(68)	(197)	(65.4)	(152)	(283)	(46.2)
OPERATIONAL EXPENSES/ INCOME	19,239	33,909	(43.3)	126,214	40,915	208.5
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(1,905)	(11,471)	(83.4)	(38,376)	(13,835)	177.4
Income tax and social contribution on profit	(6,778)	(6,230)	8.8	(20,416)	(13,174)	55.0
Deferred income tax and social contribution on profit	4,873	(5,241)	-	(17,960)	(661)	-
NET INCOME (LOSS)	17,334	22,438	(22.7)	87,838	27,080	224.4
EBITDA	10,317	26,260	(60.7)	109,459	27,075	304.3

RESULTS | 2Q23	36

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY

R$'000
Income Statement 2Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	562,635	244,823	3,629,900	259,932	34,222	-	-	206,235	177,682	7,868	9,967	915,223	-	(688,761)	5,359,727
Electricity sales to final customers	-	-	1,278,340	-	-	-	-	-	-	9	-	547,594	-	(362)	1,825,581
Electricity sales to distributors	547,537	-	58,326	-	33,986	-	-	205,659	177,679	7,859	-	389,430	-	(573,030)	847,445
Use of the main distribution and transmission grid (TUSD/ TUST)	-	205,379	1,233,874	-	-	-	-	-	-	-	9,800	-	-	(99,809)	1,349,245
Construction revenue	-	33,042	567,903	2,932	-	-	-	-	-	-	160	-	-	-	604,038
Fair value of assets from the indemnity for the concession	-	-	7,881	-	-	-	-	-	-	-	-	-	-	-	7,881
Distribution of piped gas	-	-	-	257,000	-	-	-	-	-	-	-	-	-	(429)	256,572
Sectoral assets and liabilities result	-	-	362,227	-	-	-	-	-	-	-	-	-	-	-	362,227
Other operating revenues	15,098	6,402	121,349	-	236	-	-	576	3	-	7	(21,801)	-	(15,131)	106,739
OPERATING COSTS AND EXPENSES	(354,953)	(97,536)	(3,320,743)	(208,133)	(23,093)	(172,927)	(523)	(141,491)	(111,439)	(4,788)	(2,430)	(905,322)	(5,651)	667,536	(4,681,494)
Energy purchased for resale	(26,242)	-	(1,496,129)	-	(520)	-	-	(5,663)	(22,252)	(138)	-	(897,232)	-	570,582	(1,877,592)
Charges of the main distribution and transmission grid	(99,879)	-	(615,533)	-	(5,765)	(8,709)	-	(15,906)	(39,371)	(323)	-	-	-	102,762	(682,725)
Personnel and management	(53,214)	(37,922)	(177,637)	(9,300)	(1,334)	(1,566)	-	(3,559)	(623)	(302)	(222)	(3,641)	(11,390)	-	(300,713)
Private pension and health plans	(11,777)	(8,203)	(42,159)	(1,451)	(40)	(166)	-	(488)	(88)	(23)	(31)	(471)	(2,338)	-	(67,235)
Materials and supplies	(2,348)	(1,399)	(15,753)	(249)	(38)	(18)	-	(178)	(611)	(3)	(89)	(24)	(103)	-	(20,815)
Materials and supplies for power eletricity	(3,763)	-	-	-	-	(437)	-	-	-	-	-	-	-	390	(3,810)
Natural gas and supplies for gas business	-	-	-	(186,424)	-	-	-	-	-	-	-	-	-	-	(186,424)
Third-party services	(23,585)	(8,536)	(149,080)	(3,082)	(4,701)	(5,245)	(78)	(38,381)	(9,594)	(828)	(1,607)	(1,639)	(5,100)	15,924	(235,529)
Depreciation and amortization	(94,660)	(3,858)	(128,816)	(3,860)	(8,473)	(5,722)	(573)	(65,032)	(31,899)	(2,822)	(11)	(416)	(753)	(10,729)	(357,622)
Provisions and reversals	(10,396)	(7,116)	(59,687)	233	-	(150,469)	-	(164)	(2)	-	(4)	(784)	14,138	(10,676)	(224,926)
Construction cost	-	(25,430)	(567,903)	(2,932)	-	-	-	-	-	-	(160)	-	-	-	(596,425)
Other operating costs and expenses	(29,089)	(5,073)	(68,046)	(1,067)	(2,222)	(595)	128	(12,121)	(6,999)	(349)	(307)	(1,115)	(105)	(717)	(127,679)
EQUITY IN EARNINGS OF SUBSIDIARIES	(43,513)	74,806	-	-	-	-	-	6,512	-	-	-	-	310,575	(275,635)	72,745
EARNINGS BEFORE INCOME TAXES	164,169	222,093	309,157	51,799	11,129	(172,927)	(523)	71,256	66,243	3,080	7,537	9,901	304,924	(296,860)	750,978
FINANCIAL RESULTS	(104,819)	(70,458)	(93,260)	(424)	22,860	4,210	(337)	(31,300)	6,069	(1,646)	1,758	9,338	14,546	-	(243,459)
Financial income	29,558	16,054	138,693	7,452	54,776	5,843	103	35,954	6,228	(1,646)	2,444	9,406	18,212	(9,762)	313,314
Financial expenses	(134,377)	(86,511)	(231,953)	(7,876)	(31,916)	(1,633)	(440)	(67,253)	(159)	(0)	(685)	(68)	(3,667)	9,762	(556,773)
OPERATIONAL EXPENSES / INCOME	59,350	151,635	215,897	51,375	33,989	(168,717)	(860)	39,956	72,312	1,434	9,295	19,239	319,469	(296,860)	507,522
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(34,258)	(25,732)	(54,367)	(17,110)	(9,315)	(13,614)	-	(17,510)	(24,243)	(535)	(1,158)	(1,905)	(1,677)	1,613	(199,813)
NET INCOME	25,092	125,903	161,530	34,265	24,674	(182,331)	(860)	22,446	48,069	900	8,137	17,334	317,792	(295,247)	307,706
Attributed to controlling shareholders	25,092	125,903	161,530	17,475	17,272	(148,053)	(860)	22,446	48,069	900	8,137	17,334	317,792	(295,247)	317,792
Attributed to non-controlling interest	-	-	-	16,790	7,402	(34,278)	-	-	-	-	-	-	-	-	(10,086)
EBITDA	258,829	225,950	437,973	55,659	19,602	(167,205)	50	136,288	98,142	5,902	7,548	10,317	305,677	(286,131)	1,108,600

RESULTS | 2Q23	37

R$'000
Income Statement 2Q22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	609,628	310,178	3,225,987	335,544	52,531	-	-	134,747	178,072	6,985	51,794	1,164,072	-	(810,973)	5,258,566
Electricity sales to final customers	17	-	1,302,649	-	-	-	-	-	-	-	-	560,606	-	(563)	1,862,709
Electricity sales to distributors	592,017	-	64,517	-	52,531	-	-	134,747	178,064	6,985	-	601,781	-	(697,940)	932,703
Use of the main distribution and transmission grid (TUSD/ TUST)	-	280,286	860,601	-	-	-	-	-	-	-	53,553	-	-	(96,905)	1,097,535
Construction revenue	-	22,850	523,319	2,903	-	-	-	-	-	-	(1,765)	-	-	-	547,307
Fair value of assets from the indemnity for the concession	-	-	30,493	4,263	-	-	-	-	-	-	-	-	-	-	34,756
Distribution of piped gas	-	-	-	328,353	-	-	-	-	-	-	-	-	-	-	328,353
Sectoral assets and liabilities result	-	-	354,323	-	-	-	-	-	-	-	-	-	-	-	354,323
Other operating revenues	17,594	7,042	90,085	25	-	-	-	-	8	-	6	1,686	-	(15,566)	100,880
OPERATING COSTS AND EXPENSES	(370,955)	(68,577)	(2,961,234)	(282,507)	(20,066)	(32,354)	(2,110)	(92,234)	(88,606)	(4,552)	(345)	(1,137,898)	(22,502)	815,423	(4,268,518)
Energy purchased for resale	(54,383)	-	(1,424,826)	-	(42)	-	-	(2,505)	(2,408)	(125)	-	(1,132,117)	-	697,998	(1,918,409)
Charges of the main distribution and transmission grid	(81,034)	-	(458,281)	-	(6,584)	(7,850)	-	(11,593)	(35,194)	(317)	-	-	-	97,413	(503,440)
Personnel and management	(40,692)	(28,257)	(135,175)	(9,962)	(1,279)	(2,305)	97	(3,421)	(682)	(305)	(222)	(2,783)	(7,893)	-	(232,880)
Private pension and health plans	(11,712)	(7,587)	(42,414)	(1,312)	(62)	(150)	(821)	(403)	(81)	(22)	(27)	(436)	(1,470)	-	(66,497)
Materials	(3,173)	(1,403)	(20,519)	(809)	(465)	(82)	(12)	(111)	(163)	-	(1)	(11)	(198)	-	(26,948)
Raw material and supplies - energy production	-	-	-	-	-	(1,583)	-	-	-	-	-	-	-	84	(1,499)
Natural gas and supplies for gas business	-	-	-	(251,003)	-	-	-	-	-	-	-	-	-	-	(251,003)
Third-party services	(21,135)	(7,086)	(129,658)	(3,273)	(2,524)	(9,123)	(676)	(19,270)	(6,103)	(715)	(1,478)	(724)	(11,970)	17,067	(196,668)
Depreciation and amortization	(93,583)	(3,338)	(111,036)	(10,578)	(6,308)	(5,927)	(524)	(48,225)	(33,559)	(2,794)	(7)	(86)	(630)	(4,899)	(321,494)
Provisions and reversals	(10,321)	640	(66,238)	(345)	-	(2,502)	(189)	(108)	(5)	-	(35)	(580)	10,623	9,172	(59,889)
Construction cost	-	(21,071)	(523,319)	(2,903)	-	-	-	-	-	-	1,765	-	-	-	(545,528)
Other operating costs and expenses	(54,922)	(475)	(49,767)	(2,322)	(2,802)	(2,832)	15	(6,596)	(10,410)	(274)	(340)	(1,159)	(10,964)	(1,414)	(144,263)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	38,710	256,702	-	-	-	-	-	5,771	-	-	-	-	(454,678)	361,920	208,425
EARNINGS BEFORE INCOME TAXES	277,384	498,303	(545,810)	53,037	32,465	(32,354)	(2,110)	48,284	89,466	2,433	51,449	26,174	(477,180)	366,369	387,910
FINANCIAL RESULTS	(91,499)	(59,860)	(1,040,911)	7,312	(39,360)	2,881	265	(39,575)	6,886	254	905	7,735	(33,833)	-	(1,278,799)
Financial income	34,429	17,308	147,997	12,879	4,448	5,654	602	26,353	7,045	254	1,684	7,932	20,040	(15,716)	270,911
Financial expenses	(125,928)	(77,168)	(177,537)	(5,567)	(43,808)	(2,773)	(337)	(65,928)	(159)	-	(779)	(197)	(53,874)	15,716	(538,340)
Update of provision for allocation of Pis and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	185,885	438,443	(1,586,721)	60,349	(6,895)	(29,473)	(1,845)	8,709	96,353	2,688	52,354	33,909	(511,013)	366,369	(890,889)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(48,812)	(60,325)	578,949	(17,381)	2,358	-	627	(12,562)	(32,754)	(304)	(2,197)	(11,471)	(25,511)	(2,099)	368,518
NET INCOME	137,073	378,118	(1,007,772)	42,968	(4,536)	(29,473)	(1,218)	(3,853)	63,599	2,383	50,157	22,438	(536,524)	364,271	(522,371)
Attributed to controlling shareholders - continued operations	137,073	378,118	(1,007,772)	21,915	(3,175)	(23,931)	(1,218)	(3,853)	63,599	2,383	50,157	22,438	(536,524)	364,271	(536,523)
Attributed to non-controlling interest	-	-	-	21,053	(1,361)	(5,542)	-	-	-	-	-	-	-	-	14,152
EBITDA	370,966	501,641	(434,774)	63,615	38,773	(26,427)	(1,586)	96,509	123,025	5,227	51,456	26,260	(476,550)	371,268	709,404

RESULTS | 2Q23	38

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED

R$'000
Income Statement 1H23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,188,512	562,522	7,161,541	523,183	75,256	-	-	410,043	369,683	15,821	32,667	2,031,875	-	(1,480,711)	10,890,393
Electricity sales to final customers	-	-	2,602,677	-	-	-	-	-	-	-	-	1,127,801	-	(738)	3,729,740
Electricity sales to distributors	1,158,802	-	92,441	-	74,802	-	-	409,467	369,676	15,821	-	868,733	-	(1,249,632)	1,740,109
Use of the main distribution and transmission grid (TUSD/ TUST)	-	478,525	2,534,866	-	-	-	-	-	-	-	32,124	-	-	(200,053)	2,845,463
Construction revenue	-	71,064	1,057,880	5,923	-	-	-	-	-	-	530	-	-	-	1,135,398
Fair value of assets from the indemnity for the concession	-	-	33,615	-	-	-	-	-	-	-	-	-	-	-	33,615
Distribution of piped gas	-	-	-	517,260	-	-	-	-	-	-	-	-	-	(571)	516,690
Sectoral assets and liabilities result	-	-	606,453	-	-	-	-	-	-	-	-	-	-	-	606,453
Other operating revenues	29,710	12,933	233,609	-	454	-	-	576	7	-	13	35,341	-	(29,717)	282,926
OPERATING COSTS AND EXPENSES	(661,823)	(218,934)	(6,559,513)	(427,478)	(45,366)	(194,687)	(1,184)	(262,352)	(209,254)	(9,908)	(5,231)	(1,923,546)	(39,830)	1,457,099	(9,102,008)
Energy purchased for resale	(38,011)	-	(2,960,886)	-	(1,022)	-	-	(13,207)	(27,827)	(612)	-	(1,906,014)	-	1,249,010	(3,698,567)
Charges of the main distribution and transmission grid	(190,160)	-	(1,240,661)	-	(11,688)	(17,349)	-	(31,150)	(78,396)	(651)	-	-	-	199,760	(1,370,296)
Personnel and management	(123,632)	(90,568)	(438,449)	(20,163)	(2,537)	(3,172)	-	(8,745)	(1,634)	(704)	(552)	(9,112)	(26,612)	-	(725,883)
Private pension and health plans	(23,259)	(16,381)	(83,704)	(2,951)	(96)	(353)	-	(942)	(177)	(47)	(61)	(981)	(4,281)	-	(133,233)
Materials and supplies	(4,659)	(2,754)	(31,713)	(462)	(159)	(22)	-	(541)	(830)	(35)	(104)	(33)	(424)	-	(41,738)
Materials and supplies for power eletricity	(10,479)	-	-	-	-	(599)	-	-	-	-	-	-	-	518	(10,560)
Natural gas and supplies for gas business	-	-	-	(368,206)	-	-	-	-	-	-	-	-	-	-	(368,206)
Third-party services	(47,972)	(23,316)	(304,256)	(6,155)	(8,530)	(10,349)	(250)	(62,389)	(18,388)	(1,648)	(3,283)	(2,140)	(15,771)	31,358	(473,086)
Depreciation and amortization	(189,308)	(7,739)	(253,179)	(19,635)	(17,017)	(11,182)	(1,084)	(126,070)	(63,798)	(5,623)	(18)	(1,130)	(1,482)	(13,009)	(710,272)
Provisions and reversals	21,960	(9,359)	(77,297)	(132)	-	(150,469)	-	2,344	(2)	-	(60)	(1,249)	11,018	(10,958)	(214,203)
Construction cost	-	(61,073)	(1,057,880)	(5,923)	-	-	-	-	-	-	(530)	-	-	-	(1,125,406)
Other operating costs and expenses	(56,303)	(7,745)	(111,488)	(3,850)	(4,317)	(1,192)	150	(21,653)	(18,202)	(588)	(624)	(2,887)	(2,278)	420	(230,559)
EQUITY IN EARNINGS OF SUBSIDIARIES	42,291	195,050	-	-	-	-	-	28,423	-	-	-	-	950,147	(1,039,078)	176,833
EARNINGS BEFORE INCOME TAXES	568,980	538,638	602,028	95,705	29,890	(194,687)	(1,184)	176,114	160,429	5,913	27,436	108,329	910,317	(1,062,690)	1,965,218
FINANCIAL RESULTS	(192,487)	(172,538)	(205,795)	(4,927)	3,577	4,808	(493)	(71,907)	11,223	1,586	3,537	17,885	28,929	-	(576,598)
Financial income	54,603	29,799	254,313	13,605	67,466	8,076	273	69,929	11,529	1,586	4,938	18,037	33,136	(13,336)	553,953
Financial expenses	(247,090)	(202,336)	(460,108)	(18,532)	(63,889)	(3,268)	(766)	(141,835)	(306)	(0)	(1,400)	(152)	(4,208)	13,336	(1,130,551)
OPERATIONAL EXPENSES / INCOME	376,493	366,100	396,233	90,778	33,467	(189,879)	(1,677)	104,207	171,652	7,499	30,973	126,214	939,245	(1,062,690)	1,388,623
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(112,686)	(57,675)	(95,013)	(30,590)	(8,201)	(13,614)	-	(34,149)	(57,968)	(1,882)	(2,736)	(38,376)	5,137	2,331	(445,424)
NET INCOME	263,807	308,425	301,220	60,188	25,266	(203,493)	(1,677)	70,058	113,684	5,618	28,237	87,838	944,382	(1,060,359)	943,196
Attributed to controlling shareholders	263,807	308,425	301,220	30,697	17,686	(165,236)	(1,677)	70,058	113,684	5,618	28,237	87,838	944,382	(1,060,359)	944,382
Attributed to non-controlling interest	-	-	-	29,491	7,580	(38,257)	-	-	-	-	-	-	-	-	(1,186)
EBITDA	758,288	546,376	855,207	115,340	46,907	(183,505)	(100)	302,184	224,227	11,536	27,454	109,459	911,799	(1,049,681)	2,675,490

RESULTS | 2Q23	39

R$'000
Income Statement 1H22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	1,231,580	648,858	6,747,955	589,191	107,398	98,032	8,014	277,297	364,265	14,283	81,921	2,348,115	-	(1,670,594)	10,846,315
Electricity sales to final customers	100	-	2,856,189	-	-	-	-	-	-	-	-	1,141,855	-	(1,282)	3,996,862
Electricity sales to distributors	1,193,667	-	117,072	-	107,398	98,032	-	275,233	364,253	14,283	-	1,202,193	-	(1,437,753)	1,934,378
Use of the main distribution and transmission grid (TUSD/ TUST)	-	570,747	1,901,505	-	-	-	-	-	-	-	81,580	-	-	(193,393)	2,360,439
Construction revenue	-	64,437	963,288	6,316	-	-	-	-	-	-	329	-	-	-	1,034,370
Fair value of assets from the indemnity for the concession	-	-	58,963	18,342	-	-	-	-	-	-	-	-	-	-	77,305
Distribution of piped gas	-	-	-	564,469	-	-	-	-	-	-	-	-	-	(3,027)	561,442
Sectoral assets and liabilities result	-	-	678,508	-	-	-	-	-	-	-	-	-	-	-	678,508
Other operating revenues	37,813	13,674	172,430	64	-	-	8,014	2,064	12	-	12	4,067	-	(35,139)	203,011
OPERATING COSTS AND EXPENSES	(698,775)	(161,711)	(6,156,601)	(502,011)	(42,346)	(142,244)	(8,577)	(190,024)	(187,189)	(9,500)	(4,012)	(2,321,203)	(64,340)	1,689,965	(8,798,568)
Energy purchased for resale	(95,515)	-	(2,867,080)	-	(102)	-	-	(10,665)	(13,086)	(741)	-	(2,308,526)	-	1,437,808	(3,857,907)
Charges of the main distribution and transmission grid	(162,541)	-	(1,188,096)	-	(13,156)	(15,714)	-	(22,055)	(70,177)	(644)	-	-	-	193,968	(1,278,415)
Personnel and management	(89,898)	(62,151)	(300,636)	(19,728)	(2,397)	(3,636)	(3,681)	(6,256)	(1,305)	(598)	(420)	(6,229)	(18,270)	-	(515,205)
Private pension and health plans	(23,499)	(15,539)	(85,358)	(2,704)	(115)	(304)	(2,103)	(625)	(133)	(33)	(43)	(899)	(3,227)	-	(134,582)
Materials	(5,269)	(2,506)	(34,587)	(1,051)	(609)	(91)	(48)	(233)	(327)	-	(3)	(23)	(437)	-	(45,184)
Raw material and supplies - energy production	-	-	-	-	-	(89,760)	-	-	-	-	-	-	-	2,830	(86,930)
Natural gas and supplies for gas business	-	-	-	(438,415)	-	-	-	-	-	-	-	-	-	-	(438,415)
Third-party services	(41,261)	(16,595)	(238,379)	(6,691)	(5,776)	(14,716)	(1,502)	(37,253)	(16,298)	(1,281)	(2,912)	(1,685)	(18,914)	38,665	(364,598)
Depreciation and amortization	(186,839)	(6,338)	(219,561)	(21,125)	(16,159)	(11,851)	(992)	(96,498)	(70,635)	(5,565)	(15)	(164)	(1,231)	(4,899)	(641,872)
Provisions and reversals	(14,629)	(1,034)	(165,148)	(2,100)	-	(2,761)	(190)	(214)	(5)	-	(40)	(1,325)	(12,305)	23,914	(175,837)
Construction cost	-	(52,312)	(963,288)	(6,316)	-	-	-	-	-	-	(329)	-	-	-	(1,022,245)
Other operating costs and expenses	(79,324)	(5,236)	(94,467)	(3,881)	(4,032)	(3,411)	(61)	(16,225)	(15,223)	(638)	(250)	(2,352)	(9,956)	(2,321)	(237,378)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	104,390	391,649	-	-	-	-	-	17,420	-	-	-	-	257,061	(449,314)	321,206
EARNINGS BEFORE INCOME TAXES	637,195	878,796	(219,209)	87,180	65,052	(44,212)	(563)	104,693	177,076	4,783	77,909	26,912	192,721	(429,943)	1,558,390
FINANCIAL RESULTS	(176,253)	(115,714)	(1,018,860)	10,380	(103,888)	7,247	478	(71,338)	13,781	367	1,623	14,004	(53,852)	-	(1,492,026)
Financial income	59,843	30,653	310,134	23,648	7,799	11,830	1,117	47,481	14,047	367	3,145	14,286	37,125	(30,689)	530,786
Financial expenses	(236,096)	(146,367)	(317,624)	(13,268)	(111,687)	(4,583)	(639)	(118,819)	(266)	-	(1,522)	(283)	(90,977)	30,689	(1,011,442)
	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	460,942	763,082	(1,238,069)	97,560	(38,836)	(36,965)	(85)	33,355	190,857	5,150	79,532	40,916	138,869	(429,943)	66,364
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(118,618)	(123,568)	458,334	(27,341)	13,239	(940)	-	(23,914)	(64,879)	(570)	(3,641)	(13,835)	(11,051)	(2,160)	81,056
NET INCOME	342,324	639,514	(779,735)	70,219	(25,597)	(37,905)	(85)	9,441	125,978	4,580	75,891	27,081	127,818	(432,103)	147,420
Attributed to controlling shareholders - continued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	127,818
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	19,602
EBITDA	824,034	885,134	352	108,305	81,211	(32,361)	429	201,191	247,711	10,348	77,924	27,076	193,952	(425,044)	2,200,262

RESULTS | 2Q23	40

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY

														R$'000
Assets - June -2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,533,485	5,966,435	286,404	221,925	71,357	6,081	903,554	247,649	29,589	82,015	971,268	1,785,403	(1,996,658)	11,108,509
Cash and cash equivalents	1,436,523	1,459,386	115,314	177,522	35,563	616	694,604	171,370	26,246	56,722	236,049	37,570	-	4,447,484
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	94	-	94
Collaterals and escrow accounts	-	-	221	-	-	-	-	-	-	-	-	-	-	221
Customers	399,547	2,457,925	113,441	27,069	464	-	97,725	73,890	2,670	7,668	355,997	-	(220,981)	3,315,418
Dividends receivable	116,269	-	-	-	-	-	45,818	-	-	-	0	1,570,637	(1,680,550)	52,175
Sectorial financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	9,385	-	-	-	-	-	-	-	-	-	-	-	-	9,385
Contract Assets	251,792	-	-	-	-	-	-	-	-	15,519	-	-	-	267,310
Other current receivables	147,882	484,473	41,834	11,512	55	3,091	13,633	32	-	547	370,601	1,332	(10,070)	1,064,925
Inventories	34,719	169,702	6,906	215	-	249	4,375	275	-	205	-	-	-	216,646
Income tax and social contribution	96,964	97,168	1,780	5,147	13,471	1,821	18,408	484	282	1,027	7,576	120,180	-	364,309
Other current recoverable taxes	19,087	1,251,762	6,685	-	21,805	304	9,598	1,360	19	-	331	-	-	1,310,951
Prepaid expenses	8,209	38,221	223	460	-	-	8,183	238	372	327	714	1,775	-	58,720
Related parties	13,108	7,798	-	-	-	-	11,208	-	-	-	-	53,815	(85,057)	871
NON-CURRENT	20,967,600	15,767,576	786,326	608,662	70,590	47,766	8,190,775	499,274	204,442	493,192	1,245,030	20,865,450	(26,848,109)	42,898,565
Long Term Assets	6,027,296	7,853,255	61,028	80,955	29,328	560	600,978	16,864	228	492,857	1,236,335	561,223	(254,505)	16,706,395
Bonds and securities	129,803	955	-	-	-	-	359,853	15,562	-	4,193	1,786	-	-	512,147
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	30,616	-	30,616
Customers	-	117,615	-	-	-	-	50	-	-	-	-	-	-	117,665
Judicial deposits	93,928	381,139	65	53	6,671	560	48	-	218	-	14,967	143,857	-	641,506
Sectoral financial assets	-	77,334	-	-	-	-	-	-	-	-	-	-	-	77,334
Account receivable related to concession	847,260	1,691,901	-	-	-	-	-	-	-	-	-	-	-	2,539,161
Contract Assets	4,684,622	2,260,928	31,796	-	-	-	-	-	-	487,730	-	-	(7,822)	7,457,254
Other non-current receivables	82,750	23,705	29,157	2,508	-	-	-	725	-	933	1,219,460	19	-	1,359,257
Income tax and social contribution	106,738	20,288	-	1,301	-	-	-	-	-	-	71	-	-	128,398
Deferred income tax and social contribution	-	1,184,658	-	71,242	22,657	-	-	-	-	-	-	339,014	-	1,617,571
Other non-current recoverable taxes	82,044	2,094,732	-	-	-	-	171	577	10	-	51	40,454	-	2,218,040
Prepaid expenses	151	-	10	-	-	-	22	-	-	-	-	7,263	-	7,446
Related parties	-	-	-	5,851	-	-	240,835	-	-	-	-	-	(246,683)	-
Investments	8,579,850	458	-	-	-	-	2,751,862	-	-	-	-	20,285,849	(28,114,338)	3,503,682
Property, plant and equipment, net	5,220,559	-	-	336,681	41,221	31,222	4,806,600	309,225	198,730	256	549	7,658	-	10,952,699
Intangible assets	1,074,362	7,778,351	713,004	190,161	41	1,015	2,684	173,185	5,484	79	5,999	5,575	1,520,734	11,470,673
Right to use an asset	65,533	135,512	12,294	864	-	14,969	28,652	-	-	-	2,147	5,145	-	265,115
TOTAL	23,501,085	21,734,011	1,072,730	830,586	141,947	53,847	9,094,329	746,923	234,031	575,206	2,216,298	22,650,853	(28,844,766)	54,007,074

RESULTS | 2Q23	41

														R$'000
Assets - December-2022	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,647,236	4,937,240	282,714	224,833	97,587	6,075	937,476	376,804	26,828	94,931	990,867	1,180,872	(1,476,214)	9,327,249
Cash and cash equivalents	380,955	430,121	61,059	185,916	64,991	3,748	755,355	284,624	22,934	71,141	217,736	199,877	-	2,678,457
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	93	-	93
Collaterals and escrow accounts	-	90	67	-	-	-	-	-	-	-	-	-	-	157
Customers	389,967	2,429,434	128,589	23,272	-	-	97,594	88,764	2,997	7,184	475,170	-	(300,921)	3,342,050
Dividends receivable	352,718	-	-	-	-	-	45,676	-	-	-	-	824,143	(1,084,207)	138,330
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Sectorial financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	8,603	-	-	-	-	-	-	-	-	-	-	-	-	8,603
Contract Assets	205,647	-	-	-	-	-	-	-	-	15,013	-	-	-	220,660
Other current receivables	137,224	408,462	49,518	12,237	5	2	5,616	2	-	66	292,962	977	(9,691)	897,380
Inventories	30,024	158,487	5,694	195	-	249	-	-	-	201	-	-	-	194,850
Income tax and social contribution	102,625	95,397	8,705	3,097	12,885	1,693	16,522	1,620	250	1,129	3,619	107,523	-	355,065
Other current recoverable taxes	11,312	1,178,192	28,505	-	19,705	241	120	1,225	16	-	378	-	-	1,239,694
Prepaid expenses	13,000	37,593	577	116	-	142	5,394	569	631	197	1,002	855	-	60,076
Related parties	15,162	8,765	-	-	-	-	11,199	-	-	-	-	47,404	(81,395)	1,135
NON-CURRENT	20,110,117	15,601,575	800,999	623,364	236,832	16,870	6,623,943	561,976	210,555	496,329	818,104	20,894,673	(26,618,884)	40,376,451
Long Term Assets	5,924,570	8,200,557	59,505	80,811	43,358	536	476,931	15,875	15	496,232	809,498	538,071	(203,812)	16,442,145
Bonds and securities	123,022	905	-	-	-	-	286,623	14,750	-	3,974	1,689	-	-	430,963
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	25,619	-	25,619
Collaterals and escrow accounts	-	-	-	-	-	-		-	-		-
Customers	-	109,472	-	-	-	-	347	-	-	-	-	-	-	109,819
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Judicial deposits	87,125	384,425	69	58	7,087	536	49	-	-	-	14,362	138,747	-	632,458
Sectoral financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	826,871	1,442,819	-	-	-	-	-	-	-	-	-	-	-	2,269,690
Contract Assets	4,607,214	2,332,171	30,032	-	-	-	-	-	-	490,785	-	-	(8,183)	7,452,019
Other non-current receivables	89,225	15,020	29,394	2,508	-	-	-	475	-	1,473	793,339	18	-	931,452
Income tax and social contribution	106,729	19,723	-	1,301	-	-	-	-	-	-	71	-	-	127,824
Deferred income tax and social contribution	-	1,203,057	-	71,094	36,271	-	-	-	-	-	-	333,877	-	1,644,299
Other non-current recoverable taxes	84,383	2,502,266	-	-	-	-	133	649	15	-	37	39,810	-	2,627,293
Prepaid expenses	-	-	10	-	-	-	-	-	-	-	-	-	-	10
Related parties	-	-	-	5,851	-	-	189,779	-	-	-	-	-	(195,630)	-
Investments	7,720,268	534	-	-	-	-	2,402,494	-	-	-	-	20,339,344	(27,136,909)	3,325,731
Property, plant and equipment, net	5,278,437	-	-	345,813	193,421	1,977	3,720,908	315,167	205,250	5	541	7,948	-	10,069,468
Intangible assets	1,126,526	7,257,827	726,107	195,778	53	1,263	1,104	230,934	5,288	92	6,193	4,724	721,837	10,277,727
Right to use an asset	60,316	142,657	15,387	962	-	13,094	22,506	-	-	-	1,872	4,586	-	261,380
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

RESULTS | 2Q23	42

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY

														R$'000
Liabilities - June -23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,760,595	4,573,473	482,048	112,629	55,974	858	607,069	116,926	1,563	11,683	826,587	32,034	(2,010,204)	7,571,229
Social charges and accruals	86,159	173,470	8,998	459	741	-	45	-	21	-	2,996	8,055	-	280,944
Associated companies and parent company	5,237	11,022	-	-	-	-	81,966	711	186	254	296	1,636	(101,307)	-
Suppliers	316,872	1,436,940	81,189	3,333	14,340	86	78,046	42,890	736	949	330,627	5,869	(228,347)	2,083,527
Income Tax and Social Contribution payable	24,381	-	13,043	6,737	-	-	12,731	63,096	461	1,499	-	-	-	121,947
Other taxes	2,988	226,226	13,440	815	258	3	15,175	4,706	150	260	20,367	2,239	-	286,626
Loans and financing	179,886	6,153	-	-	-	-	117,936	-	-	6,971	-	-	-	310,946
Debentures	996,594	930,172	-	-	-	-	50,378	-	-	-	-	-	-	1,977,145
Dividends payable	968,052	265,574	359,122	-	40,635	-	87,375	-	-	-	143,400	9,227	(1,680,550)	192,836
Post employment benefits	21,864	59,989	-	-	-	-	-	-	-	-	132	3,829	-	85,814
Customer charges due	15,322	44,789	-	-	-	-	-	711	-	144	-	-	-	60,966
Research and development and energy efficiency	88,688	243,725	-	1,709	-	-	-	855	-	1,558	-	-	-	336,536
Payables related to concession	1,998	-	-	98,488	-	-	-	-	-	-	-	-	-	100,486
Sectorial financial liabilities	-	971,470	-	-	-	-	-	-	-	-	-	-	-	971,470
Other accounts payable	12,630	44,897	2,951	243	-	763	192	-	-	-	112	450	-	62,239
Other bills to pay	39,924	159,047	3,305	846	-	6	163,226	3,957	9	47	328,657	729	-	699,747
PIS and Cofins to be refunded to consumers		-					-			-			-	-
Provisions for litigation							-			-			-	-
NON-CURRENT	8,220,343	10,236,046	100,228	728,856	16,485	15,582	3,042,924	60,316	2,561	48,497	1,021,732	858,000	73,350	24,424,913
Associated companies and parent company	-	-	-	-	-	-	227,280	-	-	-	-	5,851	(233,131)	-
Suppliers	134,731	-	-	-	-	-	-	-	-	-	-	-	-	134,731
Deferred income tax and social contribution	1,249,095	-	30,132	-	-	-	15,600	53,954	465	17,509	117,177	-	294,274	1,778,207
Tax liabilities	57,997	558,736	-	-	6,621	557	-	-	-	-	461	3,820	-	628,191
Loans and financing	2,167,828	749,577	-	-	-	-	2,207,099	-	-	22,713	-	-	-	5,147,214
Debentures	3,629,570	4,742,207	-	-	-	-	500,630	-	-	-	-	-	-	8,872,408
Post-employment benefits	306,299	662,705	9,971	-	962	-	-	-	-	-	3,420	22,776	-	1,006,133
Research and development and energy efficiency	-	260,033	-	-	8,192	-	-	6,362	-	618	-	-	-	275,205
Payables related to the concession	62,322	-	-	728,217	-	-	-	-	-	-	-	-	-	790,539
Sectorial financial liabilities	-	26,274	-	-	-	-	-	-	-	-	-	-	-	26,274
Lease liability	56,921	98,966	10,155	639	-	15,025	29,418	-	-	-	2,170	4,993	-	218,287
Other payables	48,251	5,945	33,792	-	-	-	55,760	-	-	19	897,589	7,942	(7,627)	1,041,669
PIS/Cofins to be refunded to consumers		625,937					-			-			-	625,937
Provision for allocation of PIS and COFINS		1,912,748												1,912,748
Provisions for litigation	507,329	592,918	16,178	-	710	-	7,136	-	2,096	7,638	916	812,618	19,833	1,967,370
EQUITY	12,520,147	6,924,492	490,454	(10,899)	69,488	37,407	5,444,336	569,681	229,907	515,026	367,979	21,760,819	(26,907,911)	22,010,932
Attributable to controlling shareholders	12,520,147	6,924,492	490,454	(10,899)	69,488	37,407	5,444,336	569,681	229,907	515,026	367,979	21,760,819	(27,158,024)	21,760,819
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,156,932	409,509	223,913	275,161	237,210	10,800,000	(18,616,510)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	30,450	1,000	-	-	-	-	-	(31,450)	-
Capital reserves							-			-
Equity valuation adjustments	569,376	15,777	(363)	5,726	137	(1)	-	-	-	-	(1,113)	575,778	(589,539)	575,778
Legal Reserves	877,479	306,744	44,193	-	-	-	47,654	46,488	376	24,970	22,794	1,512,687	(1,370,700)	1,512,687
Profit retention reserve	4,241,625	928,545	165,470	-	-	-	437,119	-	-	186,658	21,250	7,911,295	(5,980,668)	7,911,295
Additional proposed dividends	-	-	-	-		-	-	-	-	-	-	-	-	-
Accumulated profit	588,910	301,220	60,188	(52,128)	(356,311)	(9,727)	(198,370)	113,684	5,618	28,237	87,838	961,059	(569,157)	961,059
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	250,113	250,113
TOTAL	23,501,085	21,734,011	1,072,730	830,586	141,947	53,847	9,094,329	746,923	234,031	575,206	2,216,298	22,650,853	(28,844,766)	54,007,074

RESULTS | 2Q23	43

														R$'000
Liabilities - December-22	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,931	3,970,515	419,277	111,142	45,115	881	490,273	297,517	4,622	34,551	790,165	390,708	(1,476,100)	7,156,597
Social charges and accruals	77,637	154,982	9,892	352	646	-	51	-	37	-	2,587	6,605	-	252,789
Associated companies and parent company	5,897	8,962	-	-	-	-	62,831	913	241	299	378	1,838	(81,359)	-
Suppliers	312,042	1,447,967	97,759	3,320	5,955	76	41,489	23,378	1,357	883	460,957	5,373	(310,534)	2,090,022
Income Tax and Social Contribution payable	-	-	12,534	-	-	-	7,371	130,875	254	546	4,611	-	-	156,191
Other taxes	35,711	182,308	24,641	1,345	358	30	6,604	5,516	248	247	17,908	28,690	-	303,606
Loans and financing	173,609	6,203	-	-	-	-	91,293	-	-	7,733	-	-	-	278,838
Debentures	923,657	373,634	-	-	-	-	49,056	-	-	-	-	-	-	1,346,347
Dividends payable	372,899	265,574	267,149	-	38,156	-	86,592	125,978	1,788	24,519	39,626	344,251	(1,084,207)	482,325
Post employment benefits	18,795	51,978	-	-	-	-	-	-	-	-	84	2,957	-	73,814
Customer charges due	14,914	29,032	-	-	-	-	-	2,343	-	199	-	-	-	46,488
Research and development and energy efficiency	83,566	284,305	-	1,467	-	-	-	826	-	80	-	-	-	370,244
Payables related to concession	1,918	-	-	103,085	-	-	-	-	-	-	-	-	-	105,003
Sectorial financial liabilities	-	433,914	-	-	-	-	-	-	-	-	-	-	-	433,914
Other accounts payable	10,777	48,882	3,580	169	-	774	145	-	-	-	107	436	-	64,870
Other bills to pay	46,509	132,247	3,722	1,404	-	1	144,841	7,688	697	45	263,907	558	-	601,619
PIS and Cofins to be refunded to consumers	-	550,527	-	-	-	-	-	-	-	-	-	-	-	550,527
NON-CURRENT	6,889,354	9,958,028	107,306	771,897	16,322	13,431	2,174,205	78,093	3,108	52,623	600,024	867,473	(115,986)	21,415,878
Associated companies and parent company	-	-	-	-	-	-	189,888	-	-	-	-	5,851	(195,739)	-
Suppliers	125,448	-	-	-	-	-	-	-	-	-	-	-	-	125,448
Deferred income tax and social contribution	1,188,192	-	36,200	-	-	-	10,632	73,025	416	17,838	99,217	-	92,162	1,517,682
Tax liabilities	55,695	566,826	-	-	6,331	536	-	-	-	-	427	3,676	-	633,491
Loans and financing	2,215,315	751,805	-	-	-	-	1,378,697	-	-	25,708	-	-	-	4,371,525
Debentures	2,304,860	3,642,973	-	-	-	-	509,675	-	-	-	-	-	-	6,457,508
Post-employment benefits	300,979	657,867	9,294	-	901	-	-	-	-	-	3,292	23,890	-	996,223
Research and development and energy efficiency	5,983	223,805	-	-	7,698	-	-	5,068	-	1,960	-	-	-	244,514
Payables related to the concession	61,437	-	-	771,102	-	-	-	-	-	-	-	-	-	832,539
Sectorial financial liabilities	-	49,341	-	-	-	-	-	-	-	-	-	-	-	49,341
Lease liability	52,848	100,659	12,421	795	-	12,895	23,030	-	-	-	1,865	4,373	-	208,886
Other payables	46,169	16,006	33,223	-	-	-	54,340	-	-	-	494,641	25,241	(24,386)	645,234
PIS/Cofins to be refunded to consumers	-	1,444,631	-	-	-	-	-	-	-	-	-	-	-	1,444,631
Provision for allocation of PIS and Cofins credits	-	1,851,257	-	-	-	-	-	-	-	-	-	-	-	1,851,257
Provisions for litigation	532,428	652,858	16,168	-	1,392	-	7,943	-	2,692	7,117	582	804,442	11,977	2,037,599
EQUITY	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,503,013)	21,131,225
Attributable to controlling shareholders	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,816,874)	20,817,364
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	4,685,823	409,509	223,913	239,000	237,210	10,800,000	(18,094,634)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	1,600	1,460	-	-	-	-	-	(3,060)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	586,054	15,777	(363)	7,050	137	(1)	-	-	-	-	(1,113)	593,382	(607,541)	593,382
Legal Reserves	877,479	306,744	44,193	-	-	-	34,835	46,488	376	24,970	22,794	1,512,687	(1,357,879)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	382,719	-	-	222,819	123,934	7,911,295	(6,191,976)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	-	-	-	(77,394)	(152,818)	(8,050)	(276,261)	-	-	-	-	-	514,523	-
Attributable to noncontrolling interests	-	-		-	-	-	-	-	-	-	-	-	313,861	313,861
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

RESULTS | 2Q23	44

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-23	Jun-22	∆%	2Q23	2Q22	Δ%	1H23	1H22	Δ%

Copel DIS	5,044,797	4,969,499	1.5	5,797	5,904	(1.8)	11,451	11,590	(1.2)
Captive Market	5,044,479	4,969,191	1.5	4,930	4,714	4.6	10,081	10,034	0.5
Concessionaries and Licensees	2	2	-	24	25	(2.5)	46	47	(2.6)
CCEE (Assigments MCSD EN)	316	284	11.3	49	53	(8.7)	96	105	(8.2)
CCEE (MVE)	-	22	(100.0)	-	175	(100.0)	-	348	(100.0)
CCEE (MCP) [2]	-	-	-	794	937	(15.3)	1,228	1,057	16.2
Copel GeT	386	290	33.1	3,953	4,257	(7.1)	8,514	8,752	(2.7)
CCEAR (Copel DIS)	3	3	-	29	30	(1.9)	62	61	1.9
CCEAR (other concessionaries)	118	101	16.8	879	535	64.3	1,448	1,102	31.4
Free Customers	-	-	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	260	182	42.9	2,938	3,421	(14.1)	6,430	7,113	(9.6)
Bilateral Agreements [1]	5	4	25.0	38	36	7.5	192	186	3.0
CCEE (MCP) [2]	-	-	-	69	236	(70.8)	382	290	31.7
Wind Farms Complex	557	341	63.3	1,012	714	41.7	2,134	1,480	44.2
	15	6	150.0	29	8	262.5	51	16	218.8
CCEAR (other concessionaries)	512	288	77.8	489	321	52.3	1,049	639	64.2
CER	10	10	-	228	228	-	454	454	-
Bilateral Agreements (Copel Mercado Livre)	8	5	60.0	148	64	131.3	270	143	88.5
Bilateral Agreements	12	32	(62.5)	118	93	26.9	262	195	34.4
CCEE (MCP) [2]	-	-	-	-	-	-	49	33	48.5
Copel Mercado Livre	1,719	1,678	2.4	5,304	5,992	(11.5)	11,198	12,156	(7.9)
Free Customers	1,585	1,470	7.8	2,921	2,840	2.8	5,848	5,762	1.5
Bilateral Agreements (Group Companies)	16	10	60.0	68	177	(61.7)	68	274	(75.2)
Bilateral Agreements	118	198	(40.4)	2,219	2,964	(25.1)	5,039	6,044	(16.6)
CCEE (MCP) [2]	-	-	-	97	11	781.8	243	76	219.7
Total Copel	5,047,459	4,971,808	1.5	16,067	16,867	(4.7)	33,298	33,978	(2.0)
Eliminations (operations with Group companies)
Total Consolidated Copel				16,067	16,867	(4.7)	33,298	33,978	(2.0)
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Jun-23	Jun-22	∆%	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Residential	4,161,476	4,085,179	1.9	2,114	1,943	8.8	4,369	4,209	3.8
Industrial	69,454	70,583	(1.6)	3,143	3,139	0.1	6,092	6,084	0.1
Captive	68,260	69,535	(1.8)	499	536	(6.9)	973	1,052	(7.5)
Free	1,194	1,048	13.9	2,644	2,603	1.6	5,118	5,031	1.7
Commercial	435,017	426,450	2.0	1,677	1,543	8.7	3,374	3,248	3.9
Captive	433,450	425,101	2.0	1,108	1,043	6.2	2,276	2,250	1.2
Free	1,567	1,349	16.2	569	500	13.7	1,098	998	10.0
Rural	326,887	336,404	(2.8)	624	621	0.5	1,304	1,365	(4.5)
Captive	326,833	336,360	(2.8)	584	590	(1.1)	1,224	1,302	(6.0)
Free	54	44	22.7	40	31	30.3	80	62	28.2
Others	54,472	53,028	2.7	626	604	3.8	1,243	1,223	1.6
Captive	54,460	53,016	2.7	625	602	3.8	1,239	1,220	1.6
Free	12	12	-	2	2	7.0	4	3	9.0
Total Captive Market	5,044,479	4,969,191	1.5	4,930	4,714	4.6	10,081	10,034	0.5
Total Free Market	2,827	2,453	15.2	3,254	3,135	3.8	6,300	6,095	3.4
Supply to Concessionaries	7	7	-	238	240	(0.6)	460	470	(2.2)
Total Grid Market	5,047,313	4,971,651	1.5	8,423	8,089	4.1	16,841	16,599	1.5
Micro and Mini Distributed Energy Generation	277,977	159,362	74.4	(421)	(247)	70.8	(852)	(519)	64.0
Total Billed Market				8,001	7,842	2.0	15,989	16,079	(0.6)

RESULTS | 2Q23	45

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES

						R$'000
Electricity Purchased for Resale	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Purchase of energy in the regulated party - CCEAR	906,501	834,152	8.7%	1,831,966	1,704,349	7.5%
Itaipu Binacional	252,335	364,208	-30.7%	465,252	714,374	-34.9%
Câmara de Comercialização de Energia - CCEE	125,269	96,618	29.7%	224,815	166,567	35.0%
Micro and mini generators and customer repurchase	250,008	144,784	72.7%	499,177	324,265	53.9%
Proinfa	92,063	111,024	-17.1%	183,476	221,511	-17.2%
Bilateral Agreements	458,634	610,278	-24.8%	910,577	1,184,104	-23.1%
Fair value in the purchase and sale of energy	-	(4,441)	-	-	17,393	-
(-) PIS/Pasep and Cofins	(207,218)	(238,214)	-13.0%	(416,696)	(474,656)	-12.2%
TOTAL	1,877,592	1,918,409	-2.1%	3,698,567	3,857,907	-4.1%

						R$'000
Charges of the main distribution and transmission grid	2Q23	2Q22	Δ%	1H23	1H22	Δ%
Itaipu transportation charges	39,256	34,729	13.0%	75,969	67,609	12.4%
System Service Charges - ESS	7,996	12,229	-34.6%	12,035	341,753	-
System usage charges	588,929	447,146	31.7%	1,172,073	882,746	32.8%
Charge reserve energy - EER	114,099	67,187	69.8%	252,754	129,466	95.2%
System usage charges - Provisions	9,336	515	1713.5%	11,525	1,517	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(76,890)	(58,365)	31.7%	(154,059)	(144,676)	6.5%
TOTAL	682,725	503,440	35.6%	1,370,296	1,278,415	7.2%

RESULTS | 2Q23	46

Exhibit III - ENERGY MARKET> ENERGY BALANCE

					(average MW)
Energy Balance - Copel GET - Jun-23	2023	2024	2025	2026	2027
Own Resources GeT	2,125	2,124	1,606	1,609	1,588
GeT	1,501	1,507	1,515	1,518	1,497
GPS + Bela Vista + FDA	624	617	91	91	91
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	73	15	4	-	-
TOTAL OWN RESOURCES + SOLD	2,742	2,683	2,154	2,153	2,132
TOTAL SOLD	2,448	1,990	1,666	1,305	1,140
Sales (Regulated)	879	766	781	781	781
Sales (Regulated) %	32%	29%	36%	36%	37%
Sales (Free Market)	1,569	1,224	885	524	359
Sales (Free Market) %	57%	46%	41%	24%	17%
Total Available	294	693	487	848	992
Total Available (%)	11%	25%	23%	40%	46%
Avarege price of energy sold (R$)	203.43	187.13	189.62	194.81	199.27
Reference: June/23
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo, Salto Caxias and GPS.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) Does not include Voltália Wind Complex.

Comments:

1- Excluding losses and internal consumption.

2- Considering the GFs of wind SPEs constant for all periods.

3- Considering the Sales of wind SPEs constant for all periods.

4- Considering energy purchases in each period.

5 - Prices updated according to the contractual readjustment index, from the reference dates until June/2023.

6 - The GPS CCGF RAG is not considered in the calculation of average prices.

7 - From 2025 disregards FDA.

RESULTS | 2Q23	47

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount	Jun-23	Jun-22	Δ%
	Average MW
Copel Geração e Transmissão	733	246.26	228.53	7.8%
Auction CCEAR 2011 - 2040 ( HPP Mauá)	91	283.09	263.40	7.5%
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	305.81	285.16	7.2%
Auction - CCEAR 2015 - 2044 (HPP Colíder)	116	216.84	203.72	6.4%
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	34	224.93	210.48	6.9%
Auction - CCAR 2009 - 2016 (HPP Salto Caxias)*	485	247.01
Copel Distribuição
Concession holders in the State of Paraná	13	265.11	241.56	9.7%
Total / Tariff Weighted Average Supply		246.42	228.53	7.8%
Contains PIS and COFINS. Net of ICMS.
*Supply contract from May/2023.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Jun-23	Jun-22	Δ%
	Average MW
Itaipu [1]	513	241.96	308.59	-21.6%
Auction – CCEAR 2010 – H30	66	292.64	266.63	9.8%
Auction – CCEAR 2010 – T15 [2]	60	193.39	178.14	8.6%
Auction – CCEAR 2011 – H30	54	301.71	274.90	9.8%
Auction – CCEAR 2011 – T15 [2]	54	247.77	225.77	9.7%
Auction – CCEAR 2012 – T15 [2]	108	177.61	166.82	6.5%
Auction – CCEAR 2016 – T20 [2]	27	221.18	207.59	6.5%
Angra	99	339.88	346.59	-1.9%
CCGF [3]	490	135.00	124.89	8.1%
Santo Antônio	130	187.24	170.60	9.8%
Jirau	216	164.75	150.11	9.8%
Others Auctions [4]	751	209.83	209.88	0.0%
Total / Average Purchuse Tariff	2,568	205.32	209.23	-1.9%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Jun-23	Jun-22	Δ%

Industrial		504.17	531.9	-5.2%
Residential		528.18	529.08	-0.2%
Commercial		594.03	628.52	-5.5%
Rural		544.95	587.27	-7.2%
Other		409.25	397.13	3.1%
Retail Tariff supply average tariff		579.01	586.14	-1.2%
Demand average tariff (R$/kW)		29.62	29.02	2.1%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

RESULTS | 2Q23	48

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	295.40	5.70	01.01.2013	12.31.2032
GE Farol S.A.		286.79	9.10
GE Olho D’Água S.A.		286.79	14.90
GE São Bento do Norte S.A.		286.79	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	289.86	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		289.86	12.80
Nova Asa Branca III Energias Renováveis S.A.		289.86	12.50
Nova Eurus IV Energias Renováveis S.A.		289.86	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	204.27	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		204.27	16.00
Ventos de Santo Uriel S.A.		202.69	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	240.28	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		240.28	9.10
UEE Guajiru S.A.		240.28	8.30
UEE Jangada S.A.		240.28	10.30
UEE Maria Helena S.A.		240.28	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		240.28	10.60
UEE Potiguar S.A.		240.28	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	227.60	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		227.60	10.00
CGE São Bento do Norte III S.A.		227.60	9.60
CGE São Miguel I S.A.		227.60	8.70
CGE São Miguel II S.A.		227.60	8.40
CGE São Miguel III S.A.		227.60	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	122.38	8.20	01.01.2024	12.31.2043
Vila Maranhão I		122.38	8.30
Vila Maranhão II		122.38	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		122.38	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	102.09	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	124.85	1.60	01.01.2025	12.31.2044
Jandaira II		124.85	4.10
Jandaira III		124.85	4.40
Jandaira IV		124.85	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	131.98	11.70	01.01.2023	12.31.2042
Aventura III		131.98	12.80
Aventura IV		131.98	14.10
Aventura V		131.98	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	134.70	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		134.70	17.00
Santa Rosa & Mundo Novo III		134.70	18.00
Santa Rosa & Mundo Novo IV		134.70	7.50
Santa Rosa & Mundo Novo V		134.70	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	198.14	13.10	07.01.2014	06.30.2034
Reduto		198.14	13.90
Santo Cristo		198.14	14.80
São João		198.14	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Jun/2023 (Reference Jul/23). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

RESULTS | 2Q23	49

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22	2Q23	2Q22
Own Generation			3,628	5,459	703	437					4,331	5,896
Purchased energy	5,874	6,266	397	273	-	-	5,305	5,992	3,212	3,700	8,364	8,831
Copel Mercado Livre			68	177					68	177	-	-
Companies of the group	58	38					3,086	3,485	3,144	3,523	-	-
Itaipu	1,187	1,314					-				1,187	1,314
Auction – CCEAR	3,199	3,044					-				3,199	3,044
CCEE (MCP)	-	-	296	63			-	12			296	75
Angra	217	231									217	231
CCGF	1,092	1,436									1,092	1,436
Proinfa	103	105									103	105
Other (1)	18	98				-	2,209	2,495			2,227	2,593
Elejor							10	-			10	-
Dona Francisca			33	33							33	33
MRE Receipt											-	-
Avaiable	5,874	6,266	4,025	5,732	703	437	5,305	5,992	3,212	3,700	12,695	14,727
Captive Market	4,930	4,714									4,930	4,714
Concessionaires (2)	24	25									24	25
CCEE concessionaire supply (3)			38	36							38	36
CCEE (MCSD EN Assignments) (4)	49	53									49	53
CCEE (MVE) (5)	-	175									-	175
CCEE (MCP) (6)	794	937	69	236	-63	-39	97	11			897	1,145
Free Customers			-	-			2,921	2,840			2,921	2,840
Bilateral Agreements			-	-	118	93	2,219	2,964			2,337	3,057
Auction – CCEAR (7)			879	535	489	321					1,368	856
MRE assignment (8)			72	1,474							72	1,474
CER (9)					228	228					228	228
Copel Mercado Livre			2,938	3,421	148	64			3,086	3,485	-	-
Companies of the group			29	30	29	8	68	177	126	215	-	-
Losses and Differences (10)	77	361			-246	-238					-169	124

RESULTS | 2Q23	50

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	1H23	1H22	1H23	1H22	1H23	1H22	1H23	1H22	1H23	1H22	1H23	1H22
Own Generation	-	-	9,126	8,530	1,635	929	-	-	-	-	10,761	9,459
Purchased energy	12,011	12,594	444	1,953	106	108	11,198	12,157	6,987	7,607	16,772	19,205
Copel Mercado Livre	-	-	68	274	106	-	-	-	174	274	-	-
Companies of the group	113	77	-	-	-	-	6,700	7,256	6,813	7,333	-	-
Itaipu	2,361	2,614	-	-	-	-	-	-	-	-	2,361	2,614
Auction – CCEAR	6,557	6,124	-	-	-	-	-	-	-	-	6,557	6,124
CCEE (MCP)	-	-	296	63	-	-	-	12	-	-	296	75
Angra	432	460	-	-	-	-	-	-	-	-	432	460
CCGF	2,308	2,920	-	-	-	-	-	-	-	-	2,308	2,920
Proinfa	204	204	-	-	-	-	-	-	-	-	204	204
Other (1)	36	195	-	-	-	108	4,478	4,889	-	-	4,514	5,192
Elejor	-	-	-	-	-	-	20	-	-	-	20	-
Dona Francisca	-	-	66	66	-	-	-	-	-	-	66	66
MRE Receipt	-	-	14	1,550	-	-	-	-	-	-	14	1,550
Avaiable	12,011	12,594	9,570	10,483	1,741	1,037	11,198	12,157	6,987	7,607	27,533	28,664
Captive Market	10,080	10,033	-	-	-	-	-	-	-	-	10,080	10,033
Concessionaires (2)	46	48	-	-	-	-	-	-	-	-	46	48
CCEE concessionaire supply (3)	-	-	85	78	-	-	-	-	-	-	85	78
CCEE (MCSD EN Assignments) (4)	97	105	-	-	-	-	-	-	-	-	97	105
CCEE (MVE) (5)	-	348	-	-	-	-	-	-	-	-	-	348
CCEE (MCP) (6)	1,229	1,057	382	292	49	33	243	77	-	-	1,903	1,459
Free Customers	-	-	-	-	-	-	5,848	5,762	-	-	5,848	5,762
Bilateral Agreements	-	-	106	108	262	195	4,933	6,044	-	-	5,301	6,347
Auction – CCEAR (7)	-	-	1,448	1,102	1,049	639	-	-	-	-	2,497	1,741
MRE assignment (8)	-	-	1,057	1,729	-	-	-	-	-	-	1,057	1,729
CER (9)	-	-	-	-	454	454	-	-	-	-	454	454
Copel Mercado Livre	-	-	6,430	7,113	270	143	-	-	6,700	7,256	-	-
Companies of the group	-	-	62	61	51	16	174	274	287	351	-	-
Losses and Differences (10)	559	1,002	-	-	-394	-443	-	-	-	-	165	560

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

RESULTS | 2Q23	51

Exhibit III - ENERGY MARKET> ENERGY FLOW
ENERGY FLOW CONSOLIDATED 2Q23	ENERGY FLOW CONSOLIDATED 1H23

GWh

Own Generation

4,331 | 34.1%

Purchased energy

8,364 | 65.9%

CCEAR:	3,199
Itaipu:	1,187
Dona Francisca:	33
CCEE (MCP):	296
Angra:	217
CCGF:	1,092
MRE:	0
Elejor:	10
Proinfa:	103
Outros[1]:	2,227

Total Available Power

12,695

Captive Market

4,930 | 38.8%

Concessionaires[2]

24 | 0.2%

Electricity sales to distributor CCEE[3]

38 | 0.3%

Assignment MCSD EN[4]

49 | 0.4%

CCEE (MVE)

0 | 0.0%

Free Customers

2,921 | 23.0%

Supplied Energy

4,902 | 38.6%

Contratos Bilaterais	2,337
CCEAR:	1,368
CER:	228
CCEE (MCP):	897
MRE:	72

Losses and Differences

-169 | -1.3%

GWh
Own Generation
10,761 39.1%
Purchased energy
16,772 60.9%
CCEAR: 6,557
Itaipu: 2,361
Dona Francisca: 66
CCEE (MCP): 296
Angra: 432
CCGF: 2,308
MRE: 14
Elejor: 20
Proinfa: 204
Outros[1]: 4,514
Total Available Power
27,533
Captive Market
10,080 36.6%
Concessionaires[2]
46 0.2%
Electricity sales to distributor CCEE[3]
85 0.3%
Assignment MCSD EN[4]
97 0.4%
CCEE (MVE)
0 0.0%
Free Customers
5,848 21.2%
Supplied Energy
11,212 40.7%
Contratos Bilaterais 5,301
CCEAR: 2,497
CER: 454
CCEE (MCP): 1,903
MRE: 1,057
Losses and Differences
165 0.6%

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

RESULTS | 2Q23	52

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2018	2019	2020	2021	2022	Jun-23
Geração e Transmissão	1,660	1,620	1,533	1,523	1,487	1,485
Distribuição	5,364	4,964	4,641	4,430	4,257	4,234
Telecomunicações	478	412	355	0	0	0
Holding	75	61	96	169	84	81
Comercialização	34	38	42	44	47	42
Serviços	-	-	-	217	-	-
TOTAL	7,611	7,095	6,667	6,383	5,875	5,842

Cotrolated Staff List	2018	2019	2020	2021	2022	Jun-23
Compagás	159	148	142	133	132	130
UEG Araucária	17	16	17	15	15	14
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		162.6
Total Copel GET	66		6,613.1		2,964.7
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		54.2
Wind	4		52.9		28.0
Solar	1		1.1		-
Total Other Interest	11		353.6		191.9
TOTAL Copel Group	77.0		6,966.7		3,156.6

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,049.2
Substation (amount)		43
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		512.5
Substation (amount)		8
TOTAL	TL	9,685		1,561.7
	Substation	51

DISTRIBUTION
Distribution lines (km)	209,665			Captive customers	5,044,479
Substations	389			Customers by distribution employee	1,191
Installed power substations (MVA)	11,644			DEC (in hundredths of an hour and minute)	7.90
Municipalities served	395			FEC (number of outages)	5.41
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,719
Energy sold (GWh)	5,304

RESULTS | 2Q23	53

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 1H23 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	8,802.3
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	8,564.3
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	2,527.3	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	2,386.3	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	2,340.2	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	455.0	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	318.5
- Copel GeT(30%)	78.0	31.1	136.5
Colíder(5)	300.0	178.1	760.6	01.30.2046
Guaricana(5)	36.0	16.1	94.9	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	219.4
Bela Vista(2)	29.8	18.6	61.9	01.02.2041
Cavernoso (5)	1.3	1.0	0.5	06.23.2033
Cavernoso II(5)	19.0	10.6	42.7	12.06.2050
Chaminé (5)	18.0	11.6	50.7	08.02.2028
Apucaraninha (5)	10.0	6.7	33.6	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	22.6	06.21.2032
São Jorge (5)	2.3	1.5	7.3	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	18.6
Marumbi	4.8	2.4	11.3	(6)
Chopim I	2.0	1.5	0.0	(3)
Melissa	1.0	0.6	2.7	(3)
Salto do Vau	0.9	0.6	2.9	(3)
Pitangui	0.9	0.1	1.6	(3)
Thermal Power Plant	20.0	17.7	22.8
Figueira	20.0	17.7	22.8	03.27.2019
Wind Power Plants	1,130.2	561.3	1,737.0
Eólica de Palmas (4)	2.5	0.4	0.8	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	115.2
GE Boa Vista S.A.	14.0	5.2	13.3	04.28.2046
GE Farol S.A.	20.0	8.8	24.6	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	40.2	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	37.1	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	244.5
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	33.8	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	33.7	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	29.9	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	35.9	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	42.7	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	43.7	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	24.7	04.09.2047
Complexo Eólico Cutia	180.6	71.4	239.8
UEE Cutia S.A.	23.1	9.6	32.9	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	27.8	05.11.2050
UEE Guajiru S.A.	21.0	8.3	25.9	01.05.2042
UEE Jangada S.A.	27.3	10.3	39.8	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	38.8	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	37.6	05.11.2050
UEE Potiguar S.A.	27.3	11.5	37.0	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	170.6
CGE São Bento do Norte I S.A.	23.1	10.1	31.8	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	35.2	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	28.5	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	25.9	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	24.4	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	24.8	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	285.8
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	48.4	01.14.2054
Vila Maranhão I	32.0	17.8	51.9	01.11.2054
Vila Maranhão II	32.0	17.8	53.6	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	48.0	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	83.9	12.06.2054
Complexo Jandaira	90.1	46.9	153.5
Jandaira I	10.4	5.6	20.2	04.02.2055
Jandaira II	24.3	12.3	43.0	04.02.2055
Jandaira III	27.7	14.8	42.0	04.02.2055
Jandaira IV	27.7	14.2	48.2	04.02.2055
Aventura [9]	105.0	65.0	218.8
Aventura II	21.0	13.1	43.5	06.05.2053
Aventura III	25.2	15.5	51.7	06.11.2053
Aventura IV	29.4	18.5	62.9	06.05.2053
Aventura V	29.4	17.9	60.9	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	307.9
Santa Rosa e Mundo Novo I	33.6	17.3	54.2	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	64.4	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	72.4	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	71.1	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	46.0	06.01.2053
TOTAL	6,018.7	2,646.9	10,562.1
(1) RAG of R$160.9 million, updated by Aneel's Resolution No. 3,225, of July 18, 2023.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

RESULTS | 2Q23	54

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	05.27.2047
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	02.14.2034
hydroelectric power plant (HPP)		6.1	4.9	4.3	3.4
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [3] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.9	28.0	(4)
Solar		2.3	-	1.1	-
Solar Paraná [5]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,706.2	910.9	948.0	509.7
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca, effective from January/2023.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. Assured power pursuant to Ordinance SPE/MME 05/2021. The most recent data from SIGA/ANEEL indicate a Assured power of 267 MW.
[4] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).

[5] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.

RESULTS | 2Q23	55

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	33	12,440	661.3	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	16.8	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.6	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.0	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	43.6	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.7	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	12.2	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.9	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.0	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	27.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	154.8	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.0	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	27.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.9	03.04.2035
Subtotal Copel GeT [7]			3,705	43	15,362	1,049.2
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	16.4	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	24.6	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	133.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	69.0	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	44.5	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	68.0	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	156.3	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	512.5
Total			9,685	51	20,462	1,561.7

[1] Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2023, according to REH 3.216/2023 - Technical Note No. 39/2023 – STR/ANEEL, of June 30, 2023.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2023-2024 cycle, excluding the RBSE, according to REH 3,216/2023, is R$ 146.1 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,216/2023 was published.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Equity Income.

RESULTS | 2Q23	56

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,047,313	1,068	395	13,8 kV	-	-	112,103
			34,5 kV	236	1,667	90,083
			69 kV	36	2,477	767
			138 kV	117	7,495	6,712
				389	11,644	209,665

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022	Jun-23
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	5,011,555	5,044,479
Copel Dis employees	5,364	4,964	4,641	4,430	4,257	4,234
Consum/Emp	865	949	1,042	1,112	1,177	1,191

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023	7.90	5.41
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Jun-19	6.05%	5.91%	4.70%	4.38%	8.09%	7.95%
Jun-20	6.05%	6.04%	4.70%	2.17%	8.18%	7.03%
Jun-21	6.05%	5.93%	4.70%	4.34%	8.08%	7.92%
Jun-22	5.79%	5.73%	4.47%	4.54%	7.65%	7.68%
Jun-23	5.79%	5.65%	4.47%	4.55%	7.57%	7.61%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

RESULTS | 2Q23	57